United Rentals, Inc.

2001 Annual Report


United Rentals
United Rentals

We Deliver on Our Promises
So You Can
Deliver on Yours

UNITED RENTALS is North America's largest equipment rental company, with 741 branches in 47 states, 7 Canadian provinces and Mexico. Our 14,000 employees serve a wide range of customers, including construction and industrial companies, utilities, municipalities, homeowners and others. We offer our customers many benefits:

- The largest fleet of rental equipment in the world – over 500,000 units, with an original cost of approximately $3.6 billion

- More than 600 different types of equipment, including aerial work platforms, construction equipment, industrial and heavy machinery, traffic control equipment, trench safety equipment and homeowner items

- An industry-leading information technology network that electronically links our branches and gives our customers access to every piece of equipment in our inventory

- A well-developed infrastructure that emphasizes our full range of support services — everything from a world-class safety department to round-the-clock emergency assistance

- Customer-focused industry veterans who run our branches and ensure that we deliver what we promise — "The Right Equipment. Right Now!"

We also sell used rental equipment, act as a dealer for many lines of new equipment, and sell related merchandise, parts and service.

United® Rentals

Financial Highlights

The following financial highlights for 2001 are adjusted to exclude $54.8 million of charges ($35.7 million, net of tax) that principally relate to a restructuring and a refinancing, and the financial highlights for 1999 are adjusted to exclude $18.2 million of charges ($10.8 million, net of tax) that relate to a terminated tender offer. After giving effect to these charges, net income and diluted EPS in accordance with generally accepted accounting principles were $111.3 million and $1.18, respectively, in 2001, and $142.7 million and $1.53, respectively, in 1999. See Selected Financial Data on page 24.

(In millions, except per share data)	**2001**	2000	1999
Revenue	**$2,886.6**	$2,918.9	$2,233.6
Operating Income, as adjusted	**491.0**	547.9	417.7
Net Income, as adjusted	**147.0**	176.4	153.4
Diluted EPS, as adjusted	**$1.56**	$1.89	$1.65


REVENUE
OPERATING INCOME
(as adjusted)
NET INCOME
(as adjusted)
DILUTED EPS
(as adjusted)
$3,000
2,250
1,500
750
$600
450
300
150
$200
150
100
50
$2.00
1.50
1.00
.50
'99
'00
'01

TO OUR SHAREHOLDERS

The adverse business conditions of the past year gave us an opportunity to prove our company's considerable mettle. United Rentals was solidly profitable in 2001, with strong financial returns and positive operating results. We maintained our revenues, improved our cost structure, and generated significant free cash flow from operations to pay down debt. Most notably:

- The company achieved total revenues of $2.89 billion, more than double that of our nearest competitor. Same-store rental revenues grew by a healthy 5.6%.
- We realized $226 million — 10.2% of rental revenues — from the sharing of equipment between our clustered branches. In addition, we permanently transferred nearly $800 million of rental equipment to branches where demand was greatest. These activities optimized fleet utilization, which was 61.2% for the year.
- Earnings per share, while down 17.4% from last year, were still strong at $1.56 per share on $147 million of net income, adjusted to exclude the charges that we describe under Financial Highlights. After giving effect to these charges, our earnings per share were $1.18 on $111 million of net income.
- We generated $346 million of free cash flow from operations after making $497 million of capital expenditures, and we paid down $247 million of debt.
- Liquidity at year-end was excellent, with only $71 million drawn on our $750 million bank revolver, and $202 million drawn on our $250 million receivables securitization facility.
- We grew our customer base by more than 300,000 new accounts and increased our market share.
- The company closed or consolidated 31 under-performing branches and ended the year with an improved network of 741 locations in 47 states, 7 Canadian provinces and Mexico. In addition, we reduced overhead costs by more than $35 million.

United Rentals emerged from 2001 well positioned to resume rapid revenue growth and even greater earnings growth in a recovery. Because we have significant operating leverage — more than 75% of our cost of rentals is fixed or semi-variable — we expect our revenues to rise faster than our costs. Any uptick in rental demand should increase the percentage of revenue that flows to our bottom line.

BUILDING SHAREHOLDER VALUE Our National Account business grew to 1,696 customers and $372 million of revenue in 2001, a more than 50% year-over-year increase. In addition, the company continued to invest in attractive specialties such as aerial lifts, traffic safety equipment and trench shoring. The secular demand for traffic safety equipment, for example, is supported by the near-crisis condition of many of our nation's roadways. Since 1970, the United States has experienced a 123% increase in vehicle miles traveled, while road capacity has increased just 5%.

We made substantial investments in information technology and employee training during 2001, with decisive results. Our company now measures 81 key performance indicators that allow us to see exactly how well each branch is contributing to shareholder value. These indicators cover a wide variety of productivity measures, as well as critical benchmarks like lost rental opportunities and retrieval time for off-rent equipment. We also initiated several important training programs to strengthen our customer service and sales skills on the front line. Our branch managers understand that customer satisfaction propels return on assets, which in turn enhances their own performance-based compensation.

Return on assets is a crucial metric in our business, and a good illustration of the superior financial returns that a well-managed company can generate. For example: a $10,000 piece of equipment with a five-year life in a healthy economy can be expected to return about $38,000 through rental and eventual resale. If you deduct only branch-level variable costs, the after-tax, unlevered internal rate of return on that machine is an impressive 35.1%. Deduct fully loaded operating costs, including corporate overhead, and the rate of return is still strong at 16.4%.

Bradley S. Jacobs
Chairman and Chief Executive Officer





Left to right:
John N. Milne, President;
Bradley S. Jacobs, Chairman and Chief Executive Officer;
Michael J. Nolan, Chief Financial Officer;
Wayland R. Hicks, Vice Chairman and Chief Operating Officer

Our mechanism for shareholder value is simple — we buy equipment at the lowest possible cost, rent it for a profit, and then sell it at the highest possible price. While this model is easily understood, its execution requires intense coordination and customer service. We welcome this challenge every day.

A WORD OF APPRECIATION I want to thank our shareholders for having confidence in United Rentals in a year unsettled by war, recession and market uncertainty. We appreciate your support. I'd also like to recognize our 14,000 employees for a job well done in 2001. I'm particularly proud of the rapid and professional response of our people to the events of September 11th, when United Rentals was called upon to supply equipment to the World Trade Center and Pentagon disaster sites. We feel honored to have been a part of those efforts.



Bradley Jacobs
Chairman and Chief Executive Officer
March 21, 2002

At United Rentals, We Deliver on Our Promises to Customers, Whatever the Need...



Brian Stewart
Branch Manager

Asterios Satrazemis
Director of Corporate Development

Stanley Lau
Director of Financial Reporting


United Rentals


1-800-UR-RENTS

CONSTRUCTION

Facility Maintenance


United Rentals



"UNITED RENTALS IS THE BEST. THEIR PEOPLE KNOW THE BUSINESS, THEY HAVE BRANCHES ALL OVER THE COUNTRY, AND THEY BACK THEIR EQUIPMENT WITH 24-HOUR SERVICE. THAT'S WHAT WE WERE LOOKING FOR."

DOUG GLASCO

Engineer, Devcon Construction, Inc.

WHEN A DETROIT CONTRACTOR NEEDS 150 AERIAL LIFTS, HE USES UNITED RENTALS AS HIS SINGLE SOURCE.

WHEN A HOUSTON REFINERY ASKED US TO MAKE OUR EQUIPMENT AVAILABLE AROUND THE CLOCK, WE MOVED ON SITE.

OUR INFORMATION TECHNOLOGY HELPS A NATIONWIDE ELECTRICAL CONTRACTOR STAY ON TOP OF DOZENS OF PROJECTS SIMULTANEOUSLY.

AND IN OTTAWA, A YOUNG COUPLE BUILT A 30-FOOT DECK WITH OUR TOOLS AND ADVICE.

Our company continued to gain market share and serve new customers in 2001, at a time when demand for equipment was static at best. Customers of all types responded not merely to the value of renting, but to the value of renting from United Rentals. We met their needs with an integrated network of well-managed branches, expert service, and more than 600 different types of equipment. Our world class rental fleet is capable of satisfying needs ranging from the typical — 130,454 generator rentals last year alone — to the unusual, like specialty trench shoring equipment and 20-ton pneumatic hoists.

Photo Opposite Page: Industrial rentals are on the rise, as an increasing number of manufacturers, warehouse operators and facility managers rent equipment to control costs and improve productivity. United Rentals is a convenient, one-stop source for these customers — we supply equipment for needs as diverse as materials handling, cleaning, maintenance and renovation.

The majority of our branches are clustered in primary metropolitan areas, giving United Rentals critical mass where construction and industrial activity is prevalent. This strategic footprint is convenient for our customers and profitable for our company, but still leaves ample room for growth. We estimate that our current branch network could easily triple in size without saturating the market.

United Rentals is the largest equipment rental company in the world, and the benefits of size are evident throughout our operation. Over the past two years, for example, we have saved close to $200 million by earning volume discounts on the equipment we purchase. This purchasing power is an important component of our favorable cost structure.

The sheer scope of our branch network is important to customers and lets us manage our rental assets more profitably through equipment sharing. Our locations operate as one cohesive unit, linked by an information system that shares and harvests data on demand. In effect, each branch is a gateway to our entire rental fleet.

Photo Opposite Page: At United Rentals, we train our people to serve the homeowner with the same intensity as they serve the large contractor or industrial customer. Do-it-yourself projects are on the rise in North America, and homeowners appreciate our ability to advise them on the right equipment for the job. From simple hand tools to sophisticated machinery, every rental receives our best efforts.

“Why do I stick with United Rentals?
Simple. They deliver the
equipment — ON TIME.
All the time.”

Lance Friesz

Vice President, Rock & Waterscape Systems, Inc.




STIHL
STIHL

HOME IMPROVEMENT

Traffic Safety



United Rentals
Safety First
United


Rentals™


United Rentals
61530
United Rentals
600S
United Rentals
MJM
United Rentals
1-800-UR-RENTS

AERIAL

Last year 10.2% of our rental revenues came from equipment sharing, and more than 172,000 customers were better served in the process. We also have a responsive company intranet that encourages the communication of best practices among our 14,000 talented employees.

STRENGTH THROUGH VERSATILITY Much of our resilience in 2001 can be attributed to the diversity of our 1.4 million customers. Last year about 27% of total revenues came from industrial customers, 15% from infrastructure customers and 10% from homeowners. Our largest customer group, commercial contractors, generated 48% of total revenues. Overall, our top ten customers accounted for less than 3% of revenues.

National Accounts continued to be an important revenue source for us in almost every customer group. In 2001, we focused specifically on building relationships with *Fortune 1000* and *ENR 400/600* companies, and saw our National Account revenues increase by $127 million. More than 1,600 National Accounts now trust United Rentals with their equipment needs: respected names like Dupont, Exxon Mobil, GE Power Systems, Turner Construction and Burlington Northern Santa Fe. Our extensive resources meet the complex requirements of these large companies — not just on the jobsite, but behind the scenes as well. *URdata®*

Photo Opposite Page: Aerial requirements are often a complex mix of maneuverability, transportability, height flexibility, rough terrain capability, and noise reduction. United Rentals meets these needs with the largest aerial rental fleet in the world, and more than 1,200 aerial specialists who provide expert advice, operator training and safety instruction to our customers.

"WHEN IT COMES TO SERVICE AND DELIVERY, I CAN'T SAY ENOUGH ABOUT UNITED RENTALS. THEY TAKE AN ACTIVE ROLE IN OUR PROJECTS AND WORK LIKE A MEMBER OF THE TEAM."

ROBERT GREENING

General Superintendent, PCL Industrial Constructors, Inc.





"UNITED RENTALS IS CLOSE TO OUR JOB SITES,
INCREDIBLY **RESPONSIVE**
AND THEY ALWAYS KEEP US UPDATED.
TOP NOTCH EQUIPMENT. 24-HOUR SUPPORT."

ENRIQUE ESPINO
Executive Vice President, Condotte America, Inc.

account management and our *E-Rental Store*® are two examples of innovative technologies developed to meet the needs of our customers.

In addition to equipment rental, we offer complementary products and services that contribute to profitability. Last year 8% of revenues came from new equipment sales, 5% from used equipment sales, 4% from equipment services and 6% from merchandise sales. These non-rental lines of business help position United Rentals as a one-stop shop to customers and provide our company with additional engines of growth.

We expect our merchandise sales to increase dramatically over the next several years, as we expand our retail programs for items like hardhats, blades and safety equipment. Our branches now generate about $175 million of annual revenues from merchandise sales, with healthy gross margins. We believe we can more than double the size of this business over the next two to three years through our existing network at little additional cost.

SPRINGBOARDS FOR GROWTH One of the historical strengths of the equipment rental business has been its ability to sustain reasonable utilization under most economic conditions. It will always be more advantageous

Photo Opposite Page: Our emergency response teams delivered equipment to the September 11th disaster sites within hours of the attacks. United Rentals has an unmatched ability to respond to customers 24 hours a day, 365 days a year with radio-dispatched trucks, emergency equipment replacement, rapid delivery and other support services.

EMERGENCY RESPONSE


United Rentals
POLICE LINE DO N


United Rentals
United Rentals
1-800-UR RENTS

Special Events

to rent equipment than to buy it for short-term needs. This simple fact is at the root of our industry's impressive 14.5% compound annual growth rate in the past decade.

Although the rental industry has been expanding at a very fast pace, it is still in the early stages of market development. Consider the potential for growth in even our most penetrated customer segment — commercial contractors. Analysts estimate that less than 25% of the commercial construction fleet in North America is currently rented, compared to the 50% to 85% levels of more mature rental markets overseas. The industrial sector represents even greater opportunity at barely 2% penetration.

The untapped nature of the market speaks well for our industry's outlook, particularly in light of the growing trend toward equipment rental. This trend is driven by an increasing number of equipment users who value convenience, productivity, cost effectiveness and access to new technologies. Customers expect these benefits when they rent, and they choose United Rentals because our resources deliver on their expectations. We see no shortage of opportunities in the future.

Photo Opposite Page: We frequently rent tents and canopies, lighting systems, portable power devices, climate control equipment and temporary kitchens for special events. In 2001, United Rentals provided millions of dollars worth of rental equipment for landmark events like the Super Bowl, the PGA Championship Series and the Academy Awards.

"WE RENT EVERYTHING FROM PUMPS TO EXTRACTORS TO EXCAVATORS. AND WITH THE NEW TYPES OF CONSTRUCTION WE'VE BEEN DOING, WE NEED

SPECIALTY EQUIPMENT.

UNITED RENTALS ALWAYS GETS US WHAT WE NEED, ON TIME EVERY TIME."

WOODY MATHER

Vice President, Business Development, Mather Corporation




United Rentals
United Rentals
CREW

or Just Putting Christmas Tree



UP THE

Stephan Winkler
Dispatcher



Christine Cunningham
Branch Administrator



Christopher Gatti
Inventory Manager



...Our Promise Is The Right Equipment, Right Now.

Contents

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)	Year Ended December 31 1997	1998	1999	2000	**2001**
INCOME STATEMENT DATA:					
Total revenues	$489,838	$1,220,282	$2,233,628	$2,918,861	**$2,886,605**
Total cost of revenues	340,546	796,834	1,408,710	1,830,291	**1,847,135**
Gross profit	149,292	423,448	824,918	1,088,570	**1,039,470**
Selling, general and administrative expenses	70,835	195,620	352,595	454,330	**441,751**
Restructuring charge					**28,922**
Merger-related expenses		47,178			
Non-rental depreciation and amortization	13,424	35,248	62,867	86,301	**106,763**
Termination cost of deferred compensation agreements	20,290				
Operating income	44,743	145,402	409,456	547,939	**462,034**
Interest expense	11,847	64,157	139,828	228,779	**221,563**
Preferred dividends of a subsidiary trust		7,854	19,500	19,500	**19,500**
Other (income) expense, net	(2,021)	(4,906)	8,321	(1,836)	**6,421**
Income before provision for income taxes and extraordinary items	34,917	78,297	241,807	301,496	**214,550**
Provision for income taxes	29,508	43,499	99,141	125,121	**91,977**
Income before extraordinary items	5,409	34,798	142,666	176,375	**122,573**
Extraordinary items, net(1)	1,511	21,337			**11,317**
Net income	$ 3,898	$ 13,461	$ 142,666	$ 176,375	**$ 111,256**
Pro forma provision for income taxes before extraordinary items(2)	$ 14,176	$ 44,386			
Pro forma income before extraordinary items(2)	20,741	33,911			
Basic earnings before extraordinary items per share	$0.12	$0.53	$2.00	$2.48	**$1.70**
Diluted earnings before extraordinary items per share	$0.11	$0.48	$1.53	$1.89	**$1.30**
Basic earnings per share(3)	$0.08	$0.20	$2.00	$2.48	**$1.54**
Diluted earnings per share(3)	$0.08	$0.18	$1.53	$1.89	**$1.18**
OTHER FINANCIAL DATA:					
Depreciation and amortization	$ 95,521	$ 211,158	$ 343,508	$ 414,432	**$ 427,726**
Dividends on common stock					

(Dollars in thousands)	December 31 1997	1998	1999	2000	**2001**
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 72,411	$ 20,410	$ 23,811	$ 34,384	**$ 27,326**
Rental equipment, net	461,026	1,143,006	1,659,733	1,732,835	**1,747,182**
Goodwill, net(4)	73,648	922,065	1,853,279	2,215,532	**2,199,774**
Total assets	826,010	2,634,663	4,497,738	5,123,933	**5,061,516**
Total debt	264,573	1,314,574	2,266,148	2,675,367	**2,459,522**
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust		300,000	300,000	300,000	**300,000**
Series A and B preferred stock(5)			430,800	430,800	
Stockholders' equity	446,388	726,230	966,686	1,115,143	**1,625,510**

(1) We acquired U.S. Rentals, Inc. in 1998 in a transaction that was accounted for as a pooling of interests. The charge in 1997 resulted from the prepayment of certain debt by U.S. Rentals. The charge in 1998 resulted from the early extinguishment of certain debt and primarily reflected prepayment penalties on certain debt of U.S. Rentals. The charge in 2001 resulted from the refinancing of certain debt and primarily reflected the write-off of deferred financing fees.

(2) U.S. Rentals was taxed as a Subchapter S Corporation until its initial public offering in February 1997, and another company that we acquired in a pooling-of-interests transaction was taxed as a Subchapter S Corporation until being acquired by us in 1998. In general, the income or loss of a Subchapter S Corporation is passed through to its owners rather than being subjected to taxes at the entity level. Pro forma provision for income taxes before extraordinary items and pro forma income before extraordinary items reflect a provision for income taxes as if all such companies were liable for federal and state income taxes as taxable corporate entities for all periods presented.

(3) Our earnings during 1997 were impacted by $20.3 million ($0.40 per diluted share) of expenses relating to the termination of certain deferred compensation expenses in connection with U.S. Rentals' initial public offering, a $7.5 million ($0.15 per diluted share) charge to recognize deferred tax liabilities of U.S. Rentals and an extraordinary item (net of income taxes) of $1.5 million ($0.03 per diluted share). Our earnings during 1998 were impacted by merger-related expenses of $47.2 million ($33.2 million net of taxes or $0.45 per diluted share), a $4.8 million ($0.07 per diluted share) charge to recognize deferred tax liabilities of a company acquired in a pooling-of-interests transaction and an extraordinary item (net of income taxes) of $21.3 million ($0.30 per diluted share). Our earnings during 1999 were impacted by $18.2 million ($10.8 million net of taxes or $0.12 per diluted share) of expenses incurred related to a terminated tender offer. Our earnings during 2001 were impacted by a restructuring charge of $28.9 million ($19.2 million net of taxes or $0.20 per diluted share), a $7.8 million ($5.2 million net of taxes or $0.06 per diluted share) charge, recorded in other expense, relating to refinancing costs of a synthetic lease and an extraordinary item (net of income taxes) of $11.3 million ($0.12 per diluted share).

(4) Goodwill is defined as the excess of cost over the fair value of identifiable net assets of businesses acquired and is amortized on a straight-line basis over 40 years. Beginning January 1, 2002, in accordance with the adoption of a new accounting standard, goodwill will no longer be amortized.

(5) We issued series A and B perpetual convertible preferred stock in 1999 and included such preferred stock in stockholders' equity. In July 2001, the SEC issued guidance to all public companies as to when redeemable preferred stock may be classified as stockholders' equity. Under this guidance, the series A and B preferred would not be included in stockholders' equity because this stock would be subject to mandatory redemption on a hostile change of control. On September 28, 2001, we entered into an agreement effecting the exchange of new series C and D perpetual convertible preferred stock for the series A and B preferred. The series C and D preferred is not subject to mandatory redemption on a hostile change of control, and is included in stockholders' equity under the recent SEC guidance. The effect of the foregoing is that our perpetual convertible preferred stock is included in stockholders' equity as of September 28, 2001 and thereafter, but is outside of stockholders' equity for earlier dates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion together with our Consolidated Financial Statements and related Notes.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this report are forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "seek," "on-track," "plan," "intend" or "anticipate," or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following: (i) unfavorable economic and industry conditions can reduce demand and prices for our products and services, (ii) governmental funding for highway and other construction projects may not reach expected levels, (iii) we may not have access to capital that we may require, and (iv) any companies that we acquire could have undiscovered liabilities and may be difficult to integrate. These risks and uncertainties, as well as others, are discussed in greater detail in our filings with the Securities and Exchange Commission, including our most recent report on Form 10-K. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

GENERAL

United Rentals, Inc. ("Holdings") is principally a holding company and primarily conducts its operations through its wholly owned subsidiary, United Rentals (North America), Inc. ("URI"), and subsidiaries of URI.

We are the largest equipment rental company in the world. Our revenues are divided into three categories:

Equipment Rentals
This category includes our revenues from renting equipment. This category also includes related revenues such as the fees we charge for equipment delivery, fuel, repair of rental equipment and damage waivers.

Sales of Rental Equipment
This category includes our revenues from the sale of used rental equipment.

Sales of Equipment and Merchandise and Other Revenues
This category principally includes our revenues from the following sources: (i) the sale of new equipment, (ii) the sale of supplies and merchandise, (iii) repair services and the sale of parts for equipment owned by customers, and (iv) the operations of our subsidiary that develops and markets software for use by equipment rental companies in managing and operating multiple branch locations.

Our cost of operations consists primarily of: (i) depreciation costs relating to the rental equipment that we own and lease payments for the rental equipment that we hold under operating leases, (ii) the cost of repairing and maintaining rental equipment, (iii) the cost of the items that we sell including new and used equipment and related parts, merchandise and supplies and (iv) personnel costs, occupancy costs and supply costs.

We record rental equipment expenditures at cost and depreciate equipment using the straight-line method over the estimated useful life (which ranges from 2 to 10 years), after giving effect to an estimated salvage value of 0% to 10% of cost.

Selling, general and administrative expenses primarily include sales commissions, advertising and marketing expenses, management salaries, and clerical and administrative overhead.

Non-rental depreciation and amortization includes (i) depreciation expense associated with equipment that is not offered for rent (such as vehicles, computers and office equipment) and amortization expense associated with leasehold improvements, (ii) the amortization of deferred financing costs, and (iii) the amortization of goodwill and other intangible assets. Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the net assets acquired. As described below, effective January 1, 2002, we will no longer amortize goodwill. Our other intangible assets are principally non-compete agreements.

We completed acquisitions in each of 1999, 2000 and 2001. See Note 3 to the Notes to Consolidated Financial Statements. In view of the fact that our operating results for these years were affected by acquisitions, we believe that our results for these periods are not directly comparable.

CHANGE IN ACCOUNTING TREATMENT FOR GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" issued by the Financial Accountants Standards Board ("FASB"). Under this standard, our goodwill, which we previously amortized over 40 years, will no longer be amortized. We amortized $58.4 million of goodwill in 2001. Our approximately $15.8 million of other intangible assets, which consist of non-compete agreements, will continue to be amortized over their estimated useful lives. We will be required to review our goodwill for impairment during the first six months of 2002 and at least annually thereafter. In general, this means that we must determine whether the fair value of the goodwill, determined in accordance with applicable accounting standards, is at least equal to the recorded value shown on our balance sheet. If the fair value of the goodwill falls below the recorded value, we will be required to write-off the excess goodwill and to treat this write-off as an expense. We are currently performing the initial impairment analysis required by the new accounting standard and estimate that we will record a non-cash charge in the first quarter of 2002 of approximately $350 million. This charge will be recorded on the income statement as a "Cumulative Effect of Change in Accounting Principle" and will reduce our stockholders' equity by the amount of the charge.

CRITICAL ACCOUNTING POLICIES

We prepare our financial statements in accordance with accounting principles generally accepted in the United States. A summary of our significant accounting policies is contained in Note 2 to the Notes to Consolidated Financial Statements. In applying many accounting principles, we need to make assumptions, estimates and/or judgments. These assumptions, estimates and judgments are often subjective and may change based on changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and judgments have the potential to materially alter our results of operations. We have identified below those of our accounting policies that we believe could potentially produce materially different results were we to change underlying assumptions, estimates and judgments.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts. This allowance reflects our estimate of the amount of our receivables that we will be unable to collect. Our estimate could require change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowance.

Useful Lives of Rental Equipment and Property and Equipment

We depreciate rental equipment and property and equipment over their estimated useful lives, after giving effect to an estimated salvage value of 0% to 10% of cost. The useful life of an asset is determined based on our estimate of the period the asset will generate revenues, and the salvage value is determined based on our estimate of the minimum value we could realize from the asset after such period. We may be required to change these estimates based on changes in our industry or other changing circumstances. If these estimates change in the future, we may be required to recognize increased or decreased depreciation expense for these assets.

Impairment of Goodwill

As described above, we must periodically determine whether the fair value of our goodwill is at least equal to the recorded value shown on our balance sheet. See "—Change in Accounting Treatment for Goodwill and Other Intangible Assets." We must make estimates and assumptions in evaluating the fair value of goodwill. We may be required to change these estimates and assumptions based on changes in our business prospects or other changing circumstances. If these estimates change in the future, we may be required to record impairment charges for goodwill not previously recorded.

Restructuring

During 2001, we recorded reserves in connection with the restructuring plan described below. These reserves include estimates pertaining to workforce reduction costs and costs of vacating facilities and related settlements of contractual obligations. Although we do not anticipate significant changes, the actual costs may differ from these estimates and we may be required to record additional expense not previously recorded.

RESTRUCTURING PLAN IN 2001

During 2001, we adopted a restructuring plan involving the following principal elements: (i) 31 underperforming branches were closed or consolidated with other locations, (ii) five administrative offices were closed or consolidated with other locations, (iii) our workforce will be reduced by 489 through the termination of branch and administrative personnel (including 440 terminated as of December 31, 2001), and (iv) certain information technology hardware and software was no longer used.

The aggregate annual revenues from the 31 branches that were eliminated amounted to approximately $82 million. We expect that we will retain approximately $54 million of this revenue by shifting the business of some of the closed branches to other locations. We estimate that we will realize annual cost savings from the branch closures of approximately $33 million.

We recorded, in the second quarter of 2001, a restructuring charge of approximately $28.9 million relating to the restructuring plan described above. During 2001, total activity was approximately $21.9 million consisting of approximately $11.0 million of cash payments and approximately $10.9 million of non-cash charges. Of the remaining $7.0 million of this charge, approximately $3.6 million will be paid by December 31, 2002 and approximately $3.4 million will be paid in future periods.

The restructuring charge includes: (i) the cost of vacating facilities, primarily the payment of obligations under leases offset by estimated sublease opportunities ($9.9 million), the write-off of capital improvements made to such facilities ($2.8 million) and the write-off of related goodwill ($5.6 million), (ii) workforce reduction costs, primarily severance, and (iii) information technology costs comprised of the abandonment of certain information technology projects ($2.5 million) and the payment of obligations under equipment leases relating to such projects ($2.5 million). The table below provides certain information concerning the restructuring charge:

(In thousands) Components of Restructuring Charge	Amount of Charge	Activity in 2001(1)	Balance December 31, 2001(2)
Costs to vacate facilities	$18,291	$14,753	$3,538
Workforce reduction costs	5,666	3,611	2,055
Information technology costs	4,965	3,548	1,417
Total	$28,922	$21,912	$7,010

(1) Represents the non-cash component of the charge plus the cash component that was paid through December 31, 2001.
(2) Represents the portion of the cash component of the charge that had not been paid as of December 31, 2001.

DEBT REFINANCING AND EXTRAORDINARY ITEM

We refinanced an aggregate of $1,695.7 million of indebtedness and other obligations in April 2001, as described under "—Liquidity and Capital Resources—Financing Transactions in 2001." We recorded the following charges relating to this refinancing in the second quarter of 2001: (i) a pre-tax extraordinary charge of $18.1 million ($11.3 million, net of tax) that relates to the refinancing of indebtedness and primarily reflects the write-off of deferred financing fees, and (ii) a pre-tax charge of $7.8 million ($5.2 million, net of tax) that is recorded in other (income) expense, net, and relates to the refinancing of a synthetic lease.

RESULTS OF OPERATIONS

General Overview of 2001

Our revenues were $2,886.6 million in 2001 compared with $2,918.9 million in 2000. The 1.1% decrease in 2001 revenues was due to lower sales of used rental equipment. As further described below, in response to the recession, we slowed investment in new equipment and held existing equipment longer. Our other revenue categories increased in 2001. Rental revenues increased 7.6% and revenues from "sale of equipment and merchandise and other revenues" increased 2.4%. Growth in rental revenues at locations open more than one year, or same store rental revenues, was 5.6% for 2001 and 3.0% in the fourth quarter of 2001. Rental rates for 2001 and the fourth quarter of 2001 were down 0.8% and 1.1%, respectively, compared to the corresponding prior year periods.

In response to weakness in the economy, we slowed investment in new equipment and held existing equipment longer. This enabled us to increase free cash flow and repay debt. We generated approximately $346 million of free cash flow in 2001, after capital expenditures of approximately $497 million, and used a portion of this cash to pay down approximately $247 million of debt and synthetic lease obligations. Because we slowed our sale of used equipment, our revenues from the sales of rental equipment was down $200.6 million, or 57.7%, in 2001. Prices for used equipment were somewhat lower in the second half of 2001 than at the beginning of 2001.

The decrease in revenues from sales of rental equipment and the $28.9 million restructuring charge described above are the principal reasons for the decrease in our operating income to $462.0 million in 2001 from $547.9 million in 2000. This decrease in operating income and the $7.8 million pre-tax charge described above relating to the refinancing of a synthetic lease are the principal reasons for the decrease in our income before extraordinary item to $122.6 million in 2001 from $176.4 million in 2000.

If the economy improves, we should have the potential to increase same store revenue growth. However, we believe that our results will not reflect the effects of a strengthening economy until the second half of 2002 at the earliest. In addition, as described under "—Change in Accounting Treatment for Goodwill and Other Intangible Assets," we expect to incur a charge in the first quarter associated with a change in accounting treatment. Even without that charge, which will depress first quarter earnings, we would not expect an increase in earnings per share for 2002 over 2001 levels (other than earnings increases attributable to elimination of goodwill amortization under the new accounting treatment).

ADDITIONAL INFORMATION

Years Ended December 31, 2001 and 2000

Revenues

We had total revenues of $2,886.6 million in 2001, representing a decrease of 1.1% from total revenues of $2,918.9 million in 2000. The different components of our revenues are discussed below:

1. Equipment Rentals. Our revenues from equipment rentals was $2,212.9 million in 2001, representing an increase of 7.6% from $2,056.7 million in 2000. These revenues accounted for 76.7% of our total revenues in 2001 compared with 70.5% of our total revenues in 2000. The increase in rental revenues reflected the following:

- We increased our revenues at locations open more than one year. This increase accounted for approximately 5.6 percentage points of the total increase of 7.6%. The increase in revenues at these locations was due to an increase in the volume of transactions, which was more than sufficient to offset a decline in rental rates. As described above, rental rates for full year 2001 and fourth quarter 2001 were down 0.8% and 1.1%, respectively, compared to the corresponding year ago periods.
- We added new rental locations through start-ups and acquisitions. Revenues from these new locations, net of revenues lost due to locations sold or closed, accounted for approximately 2.0 percentage points of the total increase of 7.6%.

2. Sales of Rental Equipment. Our revenues from the sale of rental equipment were $147.1 million in 2001, representing a decrease of 57.7% from $347.7 million in 2000. These revenues accounted for 5.1% of our total revenues in 2001 compared with 11.9% of our total revenues in 2000. This decrease principally reflected our decision discussed above to slow investment in new equipment and hold existing equipment longer during a recessionary environment.

3. Sales of Equipment and Merchandise and Other Revenues. Our revenues from "sale of equipment and merchandise and other revenues" were $526.6 million in 2001, representing an increase of 2.4% from $514.5 million in 2000. These revenues accounted for 18.2% of our total revenues in 2001 compared with 17.6% of our total revenues in 2000. The 2.4% increase in sales of equipment and merchandise and other revenues was attributable to the increase in the volume of transactions.

Gross Profit

Gross profit decreased to $1,039.5 million in 2001 from $1,088.6 million in 2000. This decrease reflected the decrease in total revenues discussed above, as well as the decrease in gross profit margin described below from equipment rental and the sales of rental equipment. Information concerning our gross profit margin by source of revenue is set forth below:

1. Equipment Rentals. Our gross profit margin from equipment rental revenues was 37.9% in 2001 and 39.9% in 2000. The decrease in 2001 principally reflected: (i) an increase in our cost of equipment rental, which was principally attributable to an increase in the amount of equipment that we hold under operating leases rather than owning, and (ii) the decrease in rental rates described above.

2. Sales of Rental Equipment. Our gross profit margin from the sales of rental equipment was 39.7% in 2001 and 40.1% in 2000. This decrease was primarily the result of modest price declines in some geographic areas.

3. Sales of Equipment and Merchandise and Other Revenues. Our gross profit margin from "sales of equipment and merchandise and other revenues" was 27.1% in 2001 and 24.9% in 2000. The increase in the gross profit margin in 2001 primarily reflected: (i) lower costs resulting from our ongoing efforts to consolidate our suppliers and further capitalize on our purchasing power, and (ii) a shift in mix which resulted in more of our sales being attributable to higher margin areas such as providing services and merchandise sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) were $441.8 million, or 15.3% of total revenues, during 2001 and $454.3 million, or 15.6% of total revenues, during 2000. The decrease in SG&A in 2001 primarily reflected cost-cutting measures that we have taken, including reducing the number of administrative personnel, reducing discretionary expenditures and consolidating certain credit and collection facilities. We are seeking to continue to cut costs in a number of ways, including further reducing administrative costs, further consolidating credit and collection centers and streamlining advertising.

Restructuring Charge

We recorded a restructuring charge of $28.9 million in 2001. See "—Restructuring Plan in 2001" for additional information.

Non-rental Depreciation and Amortization

Non-rental depreciation and amortization was $106.8 million, or 3.7% of total revenues, in 2001 and $86.3 million, or 3.0% of total revenues, in 2000. The increase in the dollar amount of non-rental depreciation and amortization in 2001 primarily reflected (i) the amortization of goodwill attributable to acquisitions completed during 2000, and (ii) additional non-rental vehicles which generally have shorter useful lives.

Interest Expense

Interest expense decreased to $221.6 million in 2001 from $228.8 million in 2000. This decrease primarily reflected lower interest rates on our variable rate debt.

Preferred Dividends of a Subsidiary Trust

During 2001 and 2000, preferred dividends of a subsidiary trust were $19.5 million.

Other (Income) Expense

Other expense was $6.4 million in 2001 compared with other income of $1.8 million in 2000. The increase in other expense in 2001 was primarily attributable to the $7.8 million charge we incurred relating to the refinancing costs of a synthetic lease as described under "—Debt Refinancing and Extraordinary Item."

Income Taxes

Income taxes were $92.0 million, or an effective rate of 42.9%, in 2001 compared to $125.1 million, or an effective rate of 41.5%, in 2000. The increase in the effective rate in 2001 was primarily attributable to the non-deductibility for income tax purposes of certain costs included in the restructuring charge.

Extraordinary Item

We recorded an extraordinary charge of $18.1 million ($11.3 million, net of tax) in 2001. See "—Debt Refinancing and Extraordinary Item" for additional information.

Years Ended December 31, 2000 and 1999

Revenues

We had total revenues of $2,918.9 million in 2000, representing an increase of 30.7% over total revenues of $2,233.6 million in 1999. Our revenues in 2000 and 1999 by source were as follows: (i) equipment rental revenues were $2,056.7 million, or 70.5% of revenues, in 2000 compared to $1,581.0 million, or 70.8% of revenues, in 1999, (ii) revenues from the sale of rental equipment were $347.7 million, or 11.9% of revenues, in 2000 compared to $235.7 million, or 10.6% of revenues, in 1999, and (iii) revenues from "sales of equipment and merchandise and other revenues" were $514.5 million, or 17.6% of revenues, in 2000 compared to $416.9 million, or 18.7% of revenues, in 1999.

The 30.7% increase in total revenues in 2000 reflected the following:

- We increased our revenues at locations open more than one year. This increase accounted for approximately 12.9 percentage points of the total increase of 30.7%. This same store growth was attributable to (i) increases in the volume of transactions and utilization rates, which accounted for 10.9 of the 12.9 percentage points, and (ii) price increases, which accounted for 2.0 of the 12.9 percentage points. The increase in volume primarily reflected (a) an increase in rental transactions, (b) an increase in the sale of related merchandise and parts which was driven by the increase in equipment rental transactions, and (c) an increase in the sale of used equipment.

- We added new rental locations through start-ups and acquisitions. Revenues from these new locations, net of revenues lost due to locations sold or closed, accounted for approximately 17.8 percentage points of the total increase of 30.7%.

Gross Profit

Gross profit increased to $1,088.6 million in 2000 from $824.9 million in 1999. This increase in gross profit was primarily attributable to the increase in revenues described above. Our gross profit margin by source of revenue in 2000 and 1999 was: (i) equipment rental (39.9% in 2000 and 39.4% in 1999), (ii) sales of rental equipment (40.1% in 2000 and 42.0% in 1999), and (iii) sales of equipment and merchandise and other revenues (24.9% in 2000 and 24.6% in 1999). The increase in the gross profit margin from rental revenues in 2000 was primarily attributable to greater equipment utilization rates and to economies of scale. The decrease in the gross profit margin from the sales of rental equipment in 2000 reflected a change in the age mix of the used equipment sold. In general, the sale of relatively new equipment generates lower gross profit margins than the sale of somewhat older equipment.

Selling, General and Administrative Expenses

SG&A were $454.3 million, or 15.6% of total revenues, during 2000 and $352.6 million, or 15.8% of total revenues, during 1999. SG&A in 1999 included an $8.3 million charge primarily due to professional fees incurred in connection with a terminated tender offer. Excluding this charge, SG&A as a percentage of revenues were 15.4% in 1999.

Non-rental Depreciation and Amortization

Non-rental depreciation and amortization was $86.3 million, or 3.0% of total revenues, in 2000 and $62.9 million, or 2.8% of total revenues, in 1999.

Interest Expense

Interest expense increased to $228.8 million in 2000 from $139.8 million in 1999. This increase primarily reflected (i) an increase in our indebtedness, principally to fund acquisitions, and (ii) an increase in the interest rates applicable to our variable rate debt.

Preferred Dividends of a Subsidiary Trust

During 2000 and 1999, preferred dividends of a subsidiary trust were $19.5 million.

Other (Income) Expense

Other income was $1.8 million in 2000 compared to $8.3 million of other expense in 1999. The other expense in 1999 was attributable to a $9.9 million charge that principally related to fees that we paid for a $2.0 billion financing commitment that was subsequently cancelled upon termination of a tender offer made by us in 1999.

Income Taxes

Income taxes increased to $125.1 million, or an effective rate of 41.5%, in 2000 from $99.1 million, or an effective rate of 41.0%, in 1999.

LIQUIDITY AND CAPITAL RESOURCES

Financing Transactions in 2001

Set forth below is information concerning certain financing transactions completed in 2001:

Refinancing Transaction

In April 2001, we refinanced all of the indebtedness that was then outstanding on our old revolving credit facility and term loans. In order to effect this refinancing:

- We issued $450.0 million of 10¾% Senior Notes Due 2008 (the "10¾% Notes").

- We obtained a new senior secured credit facility comprised of a $750.0 million term loan and a $750.0 million revolving credit facility.

- We used the proceeds from the 10¾% Notes, the new term loan and borrowings under the new revolving credit facility to (i) permanently repay the outstanding balance under our old revolving credit facility ($476.0 million), (ii) repay outstanding term loans ($1,188.5 million), and (iii) repay an outstanding synthetic lease ($31.2 million).

Receivables Securitization

We have an accounts receivable securitization facility under which one of our subsidiaries can borrow up to $250 million against a collateral pool of accounts receivable. During 2001, this subsidiary increased its outstanding borrowings under this facility by $101.5 million. For additional information, see "—Certain Information Concerning Receivables Securitization."

Certain Balance Sheet Changes

The decrease in debt at December 31, 2001 compared to December 31, 2000 was attributable to increased principal payments due to increased cash flow from operations during 2001. The increase in additional paid in capital at December 31, 2001 compared to December 31, 2000 was primarily attributable to our perpetual convertible preferred stock being included in Stockholders' Equity on the December 31, 2001 balance sheet but not on the December 31, 2000 balance sheet (see Note 2 to the Notes to our Consolidated Financial Statements).

Sources and Uses of Cash

During 2001, we (i) generated cash from operations of approximately $696.7 million, and (ii) generated cash from the sale of rental equipment of approximately $147.1 million. We used cash during this period principally to (i) pay consideration for acquisitions and settle certain outstanding liabilities due to former owners of businesses that we acquired (approximately $54.8 million), (ii) purchase rental equipment (approximately $449.8 million), (iii) purchase other property and equipment (approximately $47.5 million), (iv) repay debt and a synthetic lease obligation (approximately $247.0 million), (v) purchase and retire shares of our outstanding common stock (approximately $14.3 million, net of proceeds from option exercises), and (vi) pay financing fees related to the refinancing of certain of our debt (approximately $29.0 million).

Certain Information Concerning Our Credit Facility

Our revolving credit facility enables URI to borrow up to $750 million on a revolving basis and enables one of its Canadian subsidiaries to borrow up to $40 million (provided that the aggregate borrowings of URI and the Canadian subsidiary may not exceed $750 million). Up to $100 million of the revolving credit facility is available in the form of letters of credit. The revolving credit facility will mature and terminate on October 20, 2006.

As of December 31, 2001, borrowings under the revolving credit facility by URI accrue interest, at our option, at either (a) the ABR Rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5% or (ii) the Chase Manhattan Bank's prime rate) plus a margin of 1.25%, or (b) an adjusted LIBOR rate plus a margin of 2.25%. The above interest rate margins are adjusted quarterly based on our financial leverage ratio, up to maximum margins of 1.75% and 2.75%, for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively, and down to minimum margins of 0.75% and 1.75%, for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively. If at any time an event of default exists, the interest rate applicable to each loan will increase by 2% per annum. We are also required to pay the lenders a commitment fee equal to 0.5% per annum in respect of undrawn commitments under the revolving credit facility.

Certain Information Concerning Receivables Securitization

We have an accounts receivable securitization facility under which one of our subsidiaries can borrow up to $250 million against a collateral pool of accounts receivable. The borrowings under the facility and the receivables in the collateral pool are included in the liabilities and assets, respectively, reflected on our consolidated balance sheet. Key terms of this facility include:

- Borrowings may be made only to the extent that the face amount of the receivables in the collateral pool exceeds the outstanding loans by a specified amount.
- The facility is structured so that the receivables in the collateral pool are the lender's only source of repayment.
- Prior to expiration or early termination of the facility, amounts collected on the receivables may, subject to certain conditions, be retained by the borrower, provided that the remaining receivables in the collateral pool are sufficient to secure the then outstanding borrowings.
- After expiration or early termination of the facility, we will repay the borrowings.

As of December 31, 2001, (i) the outstanding borrowings under the facility were approximately $201.5 million, and (ii) the aggregate face amount of the receivables in the collateral pool was approximately $337.6 million. The agreement governing this facility, which was amended in June 2001, contemplates that the term of the facility may extend for up to three years from the date of the amended facility. However, on each anniversary of such date, the consent of the lender is required for the facility to renew for the next year. The next anniversary date is in June 2002. We plan to seek the lender's approval for renewal.

Certain Information Concerning Operating Leases

From time to time we have entered into operating leases pursuant to which we lease, as lessee, equipment or real estate. Certain of these leases were entered into as part of sale and lease-back transactions. In 2001, we were the seller-lessee in sale-leaseback transactions with unrelated third parities in which we sold rental equipment and real estate for aggregate proceeds of $51.0 million. For additional information concerning lease payment obligations under our operating leases, see "—Certain Information Concerning Contractual Obligations" and Note 14 to the Notes to Consolidated Financial Statements.

Certain Information Concerning Trust Preferred Securities

In August 1998, a subsidiary trust of United Rentals, Inc. sold six million shares of 6% Convertible Quarterly Income Preferred Securities ("Trust Preferred Securities") for aggregate consideration of $300 million. During 2002, we repurchased 335,000 of these shares (having an aggregate liquidation preference of approximately $16.8 million) for aggregate consideration of approximately $11.5 million.

Relationship Between Holdings and URI

United Rentals, Inc. ("Holdings") is principally a holding company and primarily conducts its operations through its wholly owned subsidiary United Rentals (North America), Inc. ("URI") and subsidiaries of URI. Holdings provides certain services to URI in connection with its operations. These services principally include: (i) senior management services, (ii) finance related services and support, (iii) information technology systems and support, and (iv) acquisition related services. In addition, Holdings leases certain equipment and real property that are made available for use by URI and its subsidiaries. URI has made, and expects to continue to make, certain payments to Holdings in respect of the services provided by Holdings to URI. The expenses relating to URI's payments to Holdings are reflected on URI's financial statements as selling, general and administrative expenses. In addition, although not legally obligated to do so, URI has in the past, and expects that it will in the future, make distributions to Holdings to, among other things, enable Holdings to pay dividends on the Trust Preferred Securities that were issued by a subsidiary trust of Holdings as described above.

CASH REQUIREMENTS RELATED TO OPERATIONS

Our principal existing sources of cash are cash generated from operations and borrowings available under our revolving credit facility. As of March 12, 2002, we had $502.6 million of borrowing capacity available under our $750 million revolving credit facility (reflecting outstanding loans of approximately $167.5 million and outstanding letters of credit in the amount of approximately $79.9 million). We believe that our existing sources of cash will be sufficient to support our existing operations over the next 12 months.

We expect that our principal needs for cash relating to our existing operations over the next 12 months will be to fund (i) operating activities and working capital, (ii) the purchase of rental equipment and inventory items offered for sale, (iii) payments due under operating leases, (iv) debt service, and (v) costs relating to the restructuring charge. We plan to fund such cash requirements relating to our existing operations from our existing sources of cash described above. In addition, we plan to seek additional financing through the securitization of certain of our equipment.

As described above, the annual renewal of our accounts receivable securitization facility requires the lender's consent. If we do not obtain this consent, then the facility will terminate in June 2002 and we will repay the borrowings thereunder. In addition, we are required to make principal payments of approximately $21.3 million in 2002 in respect of other indebtedness. We may also elect to repay debt that is not due.

The amount of our capital expenditures during 2002 will depend on a number of factors, including general economic conditions and growth prospects. Based on current conditions, we estimate that capital expenditures for the year 2002 will be approximately $435 million for our existing operations. These expenditures are comprised of approximately (i) $280 million of expenditures to replace rental equipment sold, (ii) $115 million of discretionary expenditures to increase the size of our rental fleet, and (iii) $40 million of expenditures for the purchase of non-rental equipment. We expect that we will fund such expenditures from proceeds from the sale of used equipment, cash generated from operations and, if required, borrowings available under our revolving credit facility.

We estimate that the weighted average age of our rental fleet, which currently is approximately 31 months, will increase to approximately 37 months in 2002 as a result of the rate at which we purchase new equipment and sell used equipment. We ultimately plan to maintain an average age ranging from 35 to 45 months.

While emphasizing internal growth, we may also continue to expand through a disciplined acquisition program. We expect to pay for future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. To the extent that our existing sources of cash described above are not sufficient to fund such future acquisitions, we will require additional debt or equity financing and, consequently, our indebtedness may increase or the ownership of existing stockholders may be diluted as we implement our growth strategy. There can be no assurance, however, that any additional financing will be available or, if available, will be on terms that are satisfactory to us.

CERTAIN INFORMATION CONCERNING CONTRACTUAL OBLIGATIONS

(In thousands)	2002	2003	2004	2005	2006	Thereafter	Total
Debt(1)	$222,784(3)	$ 16,013	$ 25,088	$ 8,351	$254,071	$1,933,215	$2,459,522
Operating leases(2):							
Real estate	61,139	57,356	52,955	45,573	41,081	125,506	383,610
Rental equipment	84,486	72,813	69,346	57,551	48,199	23	332,418
Other equipment	24,314	22,131	16,733	4,973	334		68,485
Total	$392,723	$168,313	$164,122	$116,448	$343,685	$2,058,744	$3,244,035

(1) Represents the scheduled maturities of our debt for each of the next five years and thereafter as of December 31, 2001. For additional information on our debt, see Note 8 to the Notes to Consolidated Financial Statements.

(2) Represents the future minimum lease payments under our noncancellable operating leases with initial or remaining terms of one year or more for each of the next five years and thereafter as of December 31, 2001. For additional information on our operating leases, see Note 14 to the Notes to Consolidated Financial Statements.

(3) Includes $201.5 million that is payable should our accounts receivable securitization facility terminate in 2002. As described under "—Certain Information Concerning Receivables Securitization," subject to lender's consent being obtained, the term of this facility will be extended. Extension of the facility in 2002 would reduce the debt payable in 2002 from $222.8 million to $21.3 million and increase by a corresponding amount the debt payable in the year during which the extended facility terminates.

FLUCTUATIONS IN OPERATING RESULTS

We expect that our revenues and operating results may fluctuate from quarter to quarter or over the longer term due to a number of factors, including: (i) seasonal rental patterns of our customers, with rental activity tending to be lower in winter, (ii) changes in general economic conditions in our markets, including charges in construction and industrial activities, (iii) the timing of acquisitions, new location openings and related expenditures, (iv) the effect of the integration of acquired business and start-up locations, (v) if we determine that a potential acquisition will not be consummated, the need to charge against earnings any expenditures relating to such transaction (such as financing commitment fees, merger and acquisition advisory fees and professional fees) previously capitalized, (vi) changes in the size of our rental fleet or in the rate at which we sell our used equipment, and (vii) changes in demand for our equipment or the prices thereof due to changes in economic conditions, competition or other factors.

Accounting for Certain Expenses Relating to Potential Acquisitions

In accordance with accounting principles generally accepted in the United States, we capitalize certain direct out-of-pocket expenditures (such as legal and accounting fees) relating to potential or pending acquisitions. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. Our policy is to charge against earnings any capitalized expenditures relating to any potential or pending acquisition that we determine will not be consummated. There can be no assurance that in future periods we will not be required to incur a charge against earnings in accordance with such policy, which charge, depending upon the magnitude thereof, could adversely affect our results of operations.

Seasonality

Our business is seasonal with demand for our rental equipment tending to be lower in the winter months. The seasonality of our business has been heightened by our acquisition of businesses that specialize in renting traffic control equipment. These businesses tend to generate most of their revenues and profits in the second and third quarters of the year, slow down during the fourth quarter and operate at a loss during the first quarter.

Inflation

Although we cannot accurately anticipate the effect of inflation on our operations, we believe that inflation has not had, and is not likely in the foreseeable future to have, a material impact on our results of operations.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This standard addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. Effective July 1, 2001, we adopted SFAS No. 141.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This standard addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." This standard is effective for fiscal years beginning after December 15, 2001. However, this standard is immediately effective in cases where goodwill and other intangible assets are acquired after June 30, 2001. Under this standard, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. For additional information, see —Change in Accounting Treatment For Goodwill and Other Intangible Assets."

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material effect on our consolidated financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk primarily consists of (i) interest rate risk associated with our variable rate debt, and (ii) foreign currency exchange rate risk primarily associated with our Canadian operations.

Interest Rate Risk

We periodically utilize interest rate swap agreements to manage and mitigate our exposure to changes in interest rates. At December 31, 2001, we had interest rate protection in the form of swap agreements with an aggregate notional amount of $500.0 million. The effect of some of these agreements is to limit the interest rate exposure to 9.5% on $200.0 million of our term loan. The effect of the remainder of these agreements is to convert $300.0 million of our fixed rate 9¼% Notes to a floating rate instrument through 2009.

We have the following indebtedness that bears interest at a variable rate: (i) all borrowings under our $750 million revolving credit facility ($71.3 million outstanding as of December 31, 2001), (ii) our term loan ($744.4 million remaining outstanding as of December 31, 2001), and (iii) all borrowings under our $250 million accounts receivable securitization facility ($201.5 million outstanding as of December 31, 2001). The weighted average interest rates applicable to our variable rate debt as of December 31, 2001 were (i) 4.5% for the revolving credit facility, (ii) 5.3% for the term loan, and (iii) 2.6% for the receivables securitization facility. Based upon the amount of variable rate debt outstanding, taking into account our interest rate swap agreements, as of December 31, 2001 (approximately $1.12 billion in the aggregate), our net income would decrease by approximately $6.8 million for each one percentage point increase in the interest rates applicable to our variable rate debt. The amount of our variable rate indebtedness may fluctuate significantly as a result of changes in the amount of indebtedness outstanding under the revolving credit facility from time to time. For additional information concerning the terms of our variable rate debt, see Note 8 to the Notes to Consolidated Financial Statements.

Currency Exchange Risk

The functional currency for our Canadian operations is the Canadian dollar. As a result, our future earnings could be affected by fluctuations in the exchange rate between the U.S. and Canadian dollars. Based upon the current level of our Canadian operations, a 10% change in this exchange rate would not have a material impact on our earnings. In addition, we periodically enter into foreign exchange contracts to hedge our transaction exposures. At December 31, 2001, we had no outstanding foreign exchange contracts. We do not engage in purchasing forward exchange contracts for speculative purposes.

PRICE RANGE OF COMMON STOCK

	High	Low
2001:		
First Quarter	**$19.44**	**$13.19**
Second Quarter	**26.25**	**15.19**
Third Quarter	**25.48**	**16.46**
Fourth Quarter	**24.49**	**16.97**
2000:		
First Quarter	$21.25	$13.75
Second Quarter	19.69	13.25
Third Quarter	24.13	17.38
Fourth Quarter	24.31	12.00

As of March 22, 2002, there were approximately 348 holders of record of our common stock. We believe that the number of beneficial owners is substantially greater than the number of record holders, because a large portion of our common stock is held of record in broker "street names."

DIVIDEND POLICY

We intend to retain all earnings for the foreseeable future for use in the operation and expansion of our business and, accordingly, we currently have no plans to pay dividends on our common stock. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors. Under the terms of certain agreements governing our outstanding indebtedness, we are prohibited or restricted from paying dividends on our common stock. In addition, under Delaware law, we are prohibited from paying any dividends unless we have capital surplus or net profits available for this purpose.

Report of Independent Auditors

Board of Directors
United Rentals, Inc.

We have audited the accompanying consolidated balance sheets of United Rentals, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the management of United Rentals, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Rentals, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

MetroPark, New Jersey
February 19, 2002

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)	December 31 2001	2000
ASSETS		
Cash and cash equivalents	$ 27,326	$ 34,384
Accounts receivable, net of allowance for doubtful accounts of $47,744 in 2001 and $55,624 in 2000	450,273	469,594
Inventory	85,764	133,380
Prepaid expenses and other assets	133,217	104,493
Rental equipment, net	1,747,182	1,732,835
Property and equipment, net	410,053	422,239
Goodwill, net of accumulated amortization of $161,570 in 2001 and $103,219 in 2000	2,199,774	2,215,532
Other intangible assets, net	7,927	11,476
	$5,061,516	$5,123,933
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable	$ 204,773	$ 260,155
Debt	2,459,522	2,675,367
Deferred taxes	297,024	206,243
Accrued expenses and other liabilities	174,687	136,225
Total liabilities	3,136,006	3,277,990
Commitments and contingencies		
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust	300,000	300,000
Series A and B preferred stock		430,800
STOCKHOLDERS' EQUITY:		
Preferred stock — $.01 par value, 5,000,000 shares authorized:		
Series C perpetual convertible preferred stock — $300,000 liquidation preference, 300,000 shares issued and outstanding	3	
Series D perpetual convertible preferred stock — $150,000 liquidation preference, 150,000 shares issued and outstanding	2	
Common stock — $.01 par value, 500,000,000 shares authorized, 73,361,407 shares issued and outstanding in 2001 and 71,065,707 in 2000	734	711
Additional paid-in capital	1,243,586	765,529
Deferred compensation	(55,794)	
Retained earnings	467,106	355,850
Accumulated other comprehensive loss	(30,127)	(6,947)
Total stockholders' equity	1,625,510	1,115,143
	$5,061,516	$5,123,933

See accompanying notes.

Consolidated Statements of Operations

(In thousands, except per share amounts)	Year Ended December 31 2001	2000	1999
Revenues:			
Equipment rentals	**$2,212,900**	$2,056,683	$1,581,026
Sales of rental equipment	**147,101**	347,678	235,678
Sales of equipment and merchandise and other revenues	**526,604**	514,500	416,924
Total revenues	**2,886,605**	2,918,861	2,233,628
Cost of Revenues:			
Cost of equipment rentals, excluding depreciation	**1,053,635**	907,477	676,972
Depreciation of rental equipment	**320,963**	328,131	280,641
Cost of rental equipment sales	**88,742**	208,182	136,678
Cost of equipment and merchandise sales and other operating costs	**383,795**	386,501	314,419
Total cost of revenues	**1,847,135**	1,830,291	1,408,710
Gross profit	**1,039,470**	1,088,570	824,918
Selling, general and administrative expenses	**441,751**	454,330	352,595
Restructuring charge	**28,922**		
Non-rental depreciation and amortization	**106,763**	86,301	62,867
Operating income	**462,034**	547,939	409,456
Interest expense	**221,563**	228,779	139,828
Preferred dividends of a subsidiary trust	**19,500**	19,500	19,500
Other (income) expense, net	**6,421**	(1,836)	8,321
Income before provision for income taxes and extraordinary item	**214,550**	301,496	241,807
Provision for income taxes	**91,977**	125,121	99,141
Income before extraordinary item	**122,573**	176,375	142,666
Extraordinary item, net of tax benefit of $6,759	**11,317**		
Net income	**$ 111,256**	$ 176,375	$ 142,666
Earnings per share — basic:			
Income before extraordinary item	**$1.70**	$2.48	$2.00
Extraordinary item, net	**0.16**		
Net income	**$1.54**	$2.48	$2.00
Earnings per share — diluted:			
Income before extraordinary item	**$1.30**	$1.89	$1.53
Extraordinary item, net	**0.12**		
Net income	**$1.18**	$1.89	$1.53

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Series C Perpetual Convertible Preferred Stock	Series D Perpetual Convertible Preferred Stock	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive (Loss) Income
Balance, December 31, 1998			68,428	$684	$ 689,018		$ 36,809		$ (281)
Comprehensive income:									
Net income							142,666	$142,666	
Other comprehensive income:									
Foreign currency translation adjustments								598	598
Comprehensive income								$143,264	
Issuance of common stock			2,292	23	64,678				
Exercise of common stock options			1,331	14	32,477				
Balance, December 31, 1999			72,051	721	786,173		179,475		317
Comprehensive income:									
Net income							176,375	$176,375	
Other comprehensive income:									
Foreign currency translation adjustments								(7,264)	(7,264)
Comprehensive income								$169,111	
Issuance of common stock			774	8	9,867				
Exercise of common stock options			26		421				
Shares repurchased and retired			(1,785)	(18)	(30,932)				
Balance, December 31, 2000			71,066	711	765,529		355,850		(6,947)
Comprehensive income:									
Net income							111,256	$111,256	
Other comprehensive income:									
Foreign currency translation adjustments								(16,137)	(16,137)
Cumulative effect on equity of adopting SFAS 133, net of tax of $1,784								(2,516)	(2,516)
Derivatives qualifying as hedges, net of tax of $3,212								(4,527)	(4,527)
Comprehensive income								$ 88,076	
Issuance of common stock under deferred compensation plans			2,928	29	61,941	$(61,970)			
Amortization of deferred compensation						6,176			
Issuance of Series C perpetual convertible preferred stock	$3				286,734				
Issuance of Series D perpetual convertible preferred stock		$2			143,667				
Issuance of common stock			3		50				
Exercise of common stock options			715	8	10,409				
Shares repurchased and retired			(1,351)	(14)	(24,744)				
Balance, December 31, 2001	**$3**	**$2**	**73,361**	**$734**	**$1,243,586**	**$(55,794)**	**$467,106**		**$(30,127)**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	2001	2000	1999
	Year Ended December 31		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 111,256**	$ 176,375	$ 142,666
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**427,726**	414,432	343,508
Gain on sales of rental equipment	**(58,359)**	(139,496)	(99,000)
Gain on sales of businesses		(4,084)	(1,842)
Amortization of deferred compensation	**6,176**		
Restructuring charge	**10,893**		
Extraordinary item	**18,076**		
Deferred taxes	**100,683**	109,280	41,820
Changes in operating assets and liabilities:			
Accounts receivable	**24,888**	8,613	(93,716)
Inventory	**87,084**	69,706	(6,544)
Prepaid expenses and other assets	**8,148**	(29,848)	7,257
Accounts payable	**(58,713)**	(16,091)	64,453
Accrued expenses and other liabilities	**18,852**	(76,166)	22,758
Net cash provided by operating activities	**696,710**	512,721	421,360
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of rental equipment	**(449,770)**	(808,204)	(718,112)
Purchases of property and equipment	**(47,548)**	(153,770)	(123,649)
Proceeds from sales of rental equipment	**147,101**	347,678	235,678
Proceeds from sales of businesses		19,246	6,521
Purchases of other companies	**(54,838)**	(347,337)	(986,790)
Payments of contingent purchase price	**(2,103)**	(16,266)	(8,216)
In-process acquisition costs	**(2,485)**	(4,285)	(1,002)
Net cash used in investing activities	**(409,643)**	(962,938)	(1,595,570)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock, net of issuance costs			64,701
Proceeds from the issuance of Series A Preferred, net of issuance costs			287,000
Proceeds from the issuance of Series B Preferred, net of issuance costs			143,800
Proceeds from debt	**2,053,467**	456,202	1,083,616
Payments on debt	**(2,300,507)**	(134,599)	(497,650)
Proceeds from sale—leaseback	**12,435**	193,478	88,000
Payments of financing costs	**(29,042)**	(16,408)	(19,443)
Proceeds from the exercise of common stock options	**10,417**	331	26,989
Shares repurchased and retired	**(24,758)**	(30,950)	
Net cash provided by (used in) financing activities	**(277,988)**	468,054	1,177,013
Effect of foreign exchange rates	**(16,137)**	(7,264)	598
Net increase (decrease) in cash and cash equivalents	**(7,058)**	10,573	3,401
Cash and cash equivalents at beginning of year	**34,384**	23,811	20,410
Cash and cash equivalents at end of year	**$ 27,326**	$ 34,384	$ 23,811

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands)	Year Ended December 31 2001	2000	1999
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest	**$230,385**	$ 248,763	$ 124,285
Cash paid for taxes, net of refunds	**(30,799)**	23,746	17,509
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
The Company acquired the net assets and assumed certain liabilities of other companies as follows:			
Assets, net of cash acquired	**21,465**	529,204	1,468,567
Liabilities assumed	**(4,612)**	(133,120)	(472,382)
Less:			
Amounts paid in common stock		(10,000)	
Amounts paid through issuance of debt	**(600)**	(65,500)	(9,395)
	16,253	320,584	986,790
Due to seller and other payments	**38,585**	26,753	
Net cash paid	**$ 54,838**	$ 347,337	$ 986,790

See accompanying notes.

1. ORGANIZATION AND BASIS OF PRESENTATION

United Rentals, Inc. is principally a holding company ("Holdings") and conducts its operations primarily through its wholly owned subsidiary United Rentals (North America), Inc. ("URI") and subsidiaries of URI. Holdings was incorporated in July 1998 and became the parent of URI on August 5, 1998, pursuant to the reorganization of the legal structure of URI. Prior to such reorganization, the name of URI was United Rentals, Inc. References herein to the "Company" refer to Holdings and its subsidiaries, with respect to periods following the reorganization, and to URI and its subsidiaries, with respect to periods prior to the reorganization. As a result of the reorganization, Holdings' primary asset is its sole ownership of all issued and outstanding shares of common stock of URI. URI's various credit agreements and debt instruments place restrictions on its ability to transfer funds to its shareholder.

The Company rents a broad array of equipment to a diverse customer base that includes construction and industrial companies, manufacturers, utilities, municipalities, homeowners and others in the United States, Canada and Mexico. In addition to renting equipment, the Company sells used rental equipment, acts as a dealer for new equipment and sells related merchandise, parts and service. The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Therefore, the accompanying balance sheets are presented on an unclassified basis.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, giving retroactive effect for the reorganization for all periods presented. All significant intercompany accounts and transactions have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS
The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
The Company maintains an allowance for doubtful accounts. This allowance reflects the Company's estimate of the amount of its receivables that it will be unable to collect.

INVENTORY
Inventory consists of equipment, tools, parts, fuel and related supply items. Inventory is stated at the lower of cost or market and is net of a reserve for obsolescence and shrinkage of $9.4 million and $15.5 million at December 31, 2001 and 2000, respectively. Cost is determined on either a weighted average or first-in, first-out method.

RENTAL EQUIPMENT
Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment using the straight-line method. The range of estimated useful lives for rental equipment is two to ten years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. Ordinary repair and maintenance costs are charged to operations as incurred.

PROPERTY AND EQUIPMENT
Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The range of estimated useful lives for property and equipment is two to thirty-nine years. Ordinary repair and maintenance costs are charged to operations as incurred. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining life of the lease, whichever is shorter.

GOODWILL
Goodwill consists of the excess of cost over the fair value of identifiable net assets of businesses acquired and is amortized on a straight-line basis over forty years. Beginning January 1, 2002, goodwill will no longer be amortized, but will be tested on at least an annual basis for impairment, see "—Impact of Recently Issued Accounting Standards" for further information.

OTHER INTANGIBLE ASSETS
Other intangible assets consists of non-compete agreements. The non-compete agreements are being amortized on a straight-line basis for a period ranging from three to eight years.

LONG-LIVED ASSETS
Long-lived assets are recorded at the lower of amortized cost or fair value. As part of an ongoing review of the valuation of long-lived assets, the Company assesses the carrying value of such assets if facts and circumstances suggest they may be impaired. If this review indicates that the carrying value of these assets may not be recoverable, as determined by a nondiscounted cash flow analysis over the remaining useful life, the carrying value would be reduced to its estimated fair value. There have been no material impairments recognized in these financial statements.

DERIVATIVE FINANCIAL INSTRUMENTS
The FASB issued, and subsequently amended, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which became effective for the Company on January 1, 2001. Under SFAS No. 133, all derivatives are required to be recorded as assets or liabilities and measured at fair value. Gains or losses resulting from changes in the values of derivatives are recognized immediately or deferred, depending on the use of the derivative

and whether or not it qualifies as a hedge. Derivative financial instruments are periodically used by the Company in the management of its interest rate and foreign currency exposures. Derivative financial instruments are not used for trading purposes.

Translation of Foreign Currency

Assets and liabilities of the Company's subsidiaries operating outside the United States which account in a functional currency other than U.S. dollars are translated into U.S. dollars using exchange rates at the end of the year. Revenues and expenses are translated at average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive loss within shareholders' equity.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheets for accounts receivable, accounts payable, and accrued expenses and other liabilities approximate fair value due to the immediate to short-term maturity of these financial instruments. The fair values of the revolving credit facility, term loan, and receivables securitization are determined using current interest rates for similar instruments as of December 31, 2001 and 2000 and approximate the carrying value of these financial instruments due to the fact that the underlying instruments include provisions to adjust interest rates to approximate fair market value. The estimated fair value of the Company's other financial instruments at December 31, 2001 and 2000 are based upon available market information and are as follows:

	2001		2000	
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Redeemable convertible preferred securities	**$ 300,000**	**$ 204,480**	$300,000	$133,125
Senior and senior subordinated notes	**1,401,653**	**1,427,850**	951,153	702,500
Other debt	**40,717**	**40,717**	94,086	94,086

Preferred Stock

The Company issued Series A Perpetual Convertible Preferred Stock ("Series A Preferred") and Series B Perpetual Convertible Preferred Stock ("Series B Preferred") in 1999 and included such preferred stock in stockholders' equity. In July 2001, the SEC issued guidance to all public companies as to when redeemable preferred stock may be classified as stockholders' equity. This guidance indicates that preferred stock that would be subject to redemption on the occurrence of an event outside the control of the issuer may not be classified as equity and that the probability of the event occurring is not a factor to be considered. Under this guidance, the Series A Preferred and Series B Preferred would not be included in stockholders' equity because this stock would be subject to mandatory redemption on a hostile change of control. On September 28, 2001, the Company entered into an agreement effecting the exchange of new Series C Perpetual Convertible Preferred Stock ("Series C Preferred") for the Series A Preferred and new Series D Perpetual Convertible Preferred Stock ("Series D Preferred") for the Series B Preferred (see Note 10). The Series C Preferred and Series D Preferred stock is not subject to mandatory redemption on a hostile change of control, and is classified as stockholders' equity under the recently issued SEC guidance.

The effect of the foregoing is that the Company's perpetual convertible preferred stock is classified as stockholders' equity as of September 28, 2001 and thereafter, but is classified outside of stockholders' equity for earlier dates. Accordingly, the Company has restated the 2000 balance sheet to show its $430.8 million of perpetual convertible preferred stock under "Series A and B Preferred Stock" rather than under "Stockholders' Equity." The Company has also made a corresponding change to the related Consolidated Statements of Stockholders' Equity. In all other respects, the financial statements remain unchanged, including total assets and liabilities, revenues, operating income, net income and earnings per share.

Revenue Recognition

Revenue related to the sale of equipment and merchandise is recognized at the time of delivery to, or pick-up by, the customer. Revenue related to rental equipment is recognized over the contract term.

Advertising Expense

The Company advertises primarily through trade publications and Yellow Pages. Advertising costs are expensed as incurred and totaled $11.9 million, $23.8 million and $19.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not realized in future periods.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include restructuring charges, allowance for doubtful accounts, useful lives for depreciation, goodwill and other asset impairments, loss contingencies and fair values of financial instruments. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company maintains cash and cash equivalents with high quality financial institutions.

Concentration of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company's customer base. No single customer represents greater than 1% of total accounts receivable. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

Stock-Based Compensation

The Company accounts for its stock based compensation arrangements under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Since stock options are granted by the Company with exercise prices at or greater than the fair value of the shares at the date of grant, no compensation expense is recognized.

Insurance

The Company is insured for general liability, workers' compensation, and group medical claims up to a specified claim and aggregate amounts (subject to a deductible of one million dollars). Insured losses subject to this deductible are accrued based upon the aggregate liability for reported claims incurred and an estimated liability for claims incurred but not reported. These liabilities are not discounted.

Impact of Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This standard addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. Effective July 1, 2001, the Company adopted SFAS No. 141.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This standard addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." This standard is effective for fiscal years beginning after December 15, 2001. However, this standard is immediately effective in cases where goodwill and intangible assets are acquired after June 30, 2001. Under this standard, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Goodwill amortization for the year ended December 31, 2001 was approximately $58.4 million. The Company is currently performing impairment tests in connection with the adoption of this standard on January 1, 2002 and estimates the non-cash transition charge to be approximately $350 million, which will be recognized in the first quarter of 2002. This charge will be recorded on the income statement as a "Cumulative Effect of Change in Accounting Principle" and will reduce our stockholders' equity by the amount of the charge.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Reclassifications

Certain prior year balances have been reclassified to conform to the 2001 presentation.

3. ACQUISITIONS

The acquisitions completed during the years ended December 31, 2001, 2000 and 1999 include 3, 53 and 102 acquisitions, respectively, that were accounted for as purchases. The results of operations of the businesses acquired in these acquisitions have been included in the Company's results of operations from their respective acquisition dates.

The aggregate initial consideration paid by the Company for 2001 acquisitions that were accounted for as purchases was $12.1 million and consisted of approximately $11.5 million in cash and $0.6 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness in the aggregate amount of approximately $4.9 million.

During 2000, the Company purchased the outstanding stock and certain assets of (i) Liddell Brothers Inc., in February, (ii) Safety Lites Sales and Leasing, Inc., in March, (iii) Durante Equipment Corp., Inc., in June, (iv) Horizon High Reach, Inc., in September, and (v) Wiese Planning & Engineering Inc., in December. The aggregate initial consideration paid for these five acquisitions that were accounted for as purchases was approximately $153.1 million and consisted of $83.8 million in cash and 761,905 shares of common stock and $59.3 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness of these companies acquired in the aggregate amount of approximately $5.5 million.

The aggregate initial consideration paid by the Company for other 2000 acquisitions that were accounted for as purchases was $210.2 million and consisted of approximately $184.6 million in cash and $6.2 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness of the companies acquired in the other 2000 acquisitions in the aggregate amount of $77.5 million.

During 1999, the Company purchased the outstanding stock and certain assets of (i) National Equipment Finance Company, in June, (ii) Mi-Jack Products, Inc. and related entities, in May, (iii) Elmen Rent All, Inc., in June, (iv) Forte, Inc., in March, and (v) Arayco, Inc. in June. The aggregate initial consideration paid for these five acquisitions that were accounted for as purchases was approximately $275.4 million and consisted of $270.4 million in cash and $5.0 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness of these companies acquired in the aggregate amount of approximately $99.8 million.

The aggregate initial consideration paid by the Company for other 1999 acquisitions accounted for as purchases was $663.6 million and consisted of approximately $659.2 million in cash and $4.4 million in seller notes. In addition, the Company repaid or assumed outstanding indebtedness of the companies acquired in the other 1999 acquisitions in the aggregate amount of approximately $239.3 million.

The purchase prices for all acquisitions accounted for as purchases have been allocated to the assets acquired and liabilities assumed based on their respective fair values at their respective acquisition dates. However, the Company has not completed its valuation of all of its purchases and, accordingly, the purchase price allocations are subject to change when additional information concerning asset and liability valuations are completed. The preliminary purchase price allocations that are subject to change primarily consist of rental and non-rental equipment valuations. These allocations are finalized within 12 months of the acquisition date and are not expected to result in significant differences between the preliminary and final allocations.

The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the year ended December 31, 2000 as though each acquisition described above was made on January 1, 2000 (in thousands, except per share data).

Revenues	$3,095,872
Net income	182,342
Basic earnings per share	$2.54
Diluted earnings per share	$1.94

Since the acquisitions made during the year ended December 31, 2001 had an insignificant impact on the Company's pro forma results of operations, the pro forma results of operations for the year ended December 31, 2001 are not shown.

The unaudited pro forma results are based upon certain assumptions and estimates which are subject to change. These results are not necessarily indicative of the actual results of operations that might have occurred, nor are they necessarily indicative of expected results in the future.

Other Costs

The results of operations for the year ended December 31, 1999 include pre-tax expenses related to a terminated tender offer totaling approximately $18.2 million ($10.8 million after tax), primarily consisting of $8.3 million in professional fees recorded in selling, general and administrative expense and $9.9 million in financing commitment fees recorded in other (income) expense, net.

4. RESTRUCTURING CHARGE

During the second quarter of 2001, the Company recorded a restructuring charge of approximately $28.9 million. The charge primarily relates to the closure or consolidation of underperforming branches and administrative offices, a reduction in the Company's workforce, and the abandonment of certain information technology projects. During 2001, total activity was approximately $21.9 million consisting of approximately $11.0 million of cash payments and approximately $10.9 million of non-cash charges. Of the remaining $7.0 million of this charge, approximately $3.6 million will be paid by December 31, 2002 and approximately $3.4 million will be paid in future periods.

Components of the restructuring charge are as follows:

(In thousands)	Restructuring Charge	Activity in 2001	Balance December 31, 2001
Costs to vacate facilities	**$18,291**	**$14,753**	**$3,538**
Workforce reduction costs	**5,666**	**3,611**	**2,055**
Information technology costs	**4,965**	**3,548**	**1,417**
	$28,922	**$21,912**	**$7,010**

Under the restructuring plan, 31 underperforming branches and five administrative offices were closed or consolidated as of December 31, 2001, the Company's workforce will be reduced by 489 through the termination of branch and administrative personnel (including 440 terminated as of December 31, 2001), and certain information technology hardware and software will no longer be used. The workforce reduction costs primarily represent severance. The costs to vacate facilities primarily represent the payment of obligations under leases offset by estimated sublease opportunities ($9.9 million), the write-off of capital improvements made to such facilities ($2.8 million) and the write-off of related goodwill ($5.6 million). The information technology costs represent the abandonment of certain information technology projects ($2.5 million) and the payment of obligations under equipment leases relating to such projects ($2.5 million).

5. RENTAL EQUIPMENT

Rental equipment consists of the following:

	December 31	
(In thousands)	**2001**	2000
Rental equipment	**$2,485,573**	$2,281,994
Less accumulated depreciation	**(738,391)**	(549,159)
Rental equipment, net	**$1,747,182**	$1,732,835

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

(In thousands)	December 31 2001	2000
Land	**$ 45,050**	$ 53,612
Buildings	**91,097**	104,925
Transportation equipment	**247,548**	228,265
Machinery and equipment	**47,672**	36,587
Furniture and fixtures	**61,573**	56,109
Leasehold improvements	**61,194**	48,952
	554,134	528,450
Less accumulated depreciation and amortization	**(144,081)**	(106,211)
Property and equipment, net	**$ 410,053**	$ 422,239

7. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

(In thousands)	December 31 2001	2000
Accrued profit sharing	**$ 40,412**	$ 39,485
Accrued insurance	**18,559**	15,428
Accrued interest	**47,671**	36,993
Other	**68,045**	44,319
	$174,687	$136,225

8. DEBT

Debt consists of the following:

(In thousands)	December 31 2001	2000
Credit Facility, interest payable at a weighted average rate of 4.5% and 7.8% at December 31, 2001 and 2000, respectively	**$ 71,259**	$ 337,000
Term Loan, interest payable at 5.3% at December 31, 2001	**744,375**	
Term Loan B, interest payable at 8.9% at December 31, 2000		246,875
Term Loan C, interest payable at 9.3% at December 31, 2000		748,125
Term Loan D, interest payable at a weighted average rate of 9.2% at December 31, 2000		198,128
9½% Senior Subordinated Notes, interest payable semi-annually	**200,000**	200,000
8.8% Senior Subordinated Notes, interest payable semi-annually	**201,653**	201,153
9¼% Senior Subordinated Notes, interest payable semi-annually	**300,000**	300,000
9% Senior Subordinated Notes, interest payable semi-annually	**250,000**	250,000
10¾% Senior Notes, interest payable semi-annually	**450,000**	
Receivables securitization, interest payable at 2.6% and 7.4% at December 31, 2001 and 2000, respectively	**201,518**	100,000
Other debt, interest payable at various rates ranging from 5.3% to 10% and 4% to 11% at December 31, 2001 and 2000, respectively, due through 2005	**40,717**	94,086
	$2,459,522	$2,675,367

REFINANCING TRANSACTION

In April 2001, the Company obtained the new senior secured credit facility and issued the 10¾% senior notes both described below. The proceeds from the senior secured credit facility and senior notes were used to refinance outstanding secured indebtedness of approximately $1,664.5 million and obligations under a synthetic lease of $31.2 million. As a result of the refinancing, the Company recorded an extraordinary charge of approximately $18.1 million ($11.3 million, net of tax), primarily related to the write-off of financing fees, and a charge of approximately $7.8 million recorded in other (income) expense, net related to refinancing costs of the synthetic lease.

NEW SENIOR SECURED CREDIT FACILITY

The new senior secured credit facility that the Company obtained in April 2001 is comprised of a revolving credit facility and a term loan.

NEW REVOLVING CREDIT FACILITY

The revolving credit facility enables URI to borrow up to $750 million on a revolving basis and enables one of its Canadian subsidiaries to borrow up to $40 million (provided that the aggregate borrowings of URI and the Canadian subsidiary may not exceed $750 million). Up to $100 million of the revolving credit facility is available in the form of letters of credit ($65.5 million outstanding as of December 31, 2001). The revolving credit facility will mature and terminate on October 20, 2006.

As of December 31, 2001, borrowings under the revolving credit facility accrue interest, at the Company's option, at either (a) the ABR Rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5% or (ii) the Chase Manhattan Bank's prime rate) plus a margin of 1.25%, or (b) an adjusted LIBOR rate plus a margin of 2.25%. The above interest rate margins are adjusted quarterly based on the Company's financial leverage ratio, up to maximum margins of 1.75% and 2.75%, for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively, and down to minimum margins of 0.75% and 1.75%, for revolving loans based on the ABR rate and the adjusted LIBOR rate, respectively.

As of December 31, 2001, borrowings by the Canadian subsidiary under the revolving credit facility accrue interest, at such subsidiary's option, at either (x) the Prime rate (which is equal to the Chase Manhattan Bank of Canada's prime rate) plus a margin of 1.25%, or (y) the B/A rate (which is equal to the Chase Manhattan Bank of Canada's B/A rate) plus a margin of 2.25%. The above interest rate margins are adjusted quarterly based on the Company's financial leverage ratio, up to maximum margins of 1.75% and 2.75%, for revolving loans based on the Prime rate and the B/A rate, respectively, and down to minimum margins of 0.75% and 1.75%, for revolving loans based on the Prime rate and the B/A rate, respectively. If at any time an event of default exists, the interest rate applicable to each loan will increase by 2% per annum.

The Company is also required to pay the lenders a commitment fee equal to 0.5% per annum in respect of undrawn commitments under the revolving credit facility.

New Term Loan

On April 20, 2001, URI obtained a $750 million term loan. Amounts repaid in respect of the term loan may not be reborrowed. URI must repay the principal of the term loan in installments, over six and one-half years, as follows: (i) on June 30, 2001 and on the last day of each calendar quarter thereafter up to and including September 30, 2006, URI must repay $1.9 million, and (ii) on the last day of each calendar quarter thereafter up to and including September 30, 2007, URI must repay $177.2 million.

Borrowings under the term loan accrue interest, at URI's option, at either (a) the ABR rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5% or (ii) the Chase Manhattan Bank's prime rate) plus a margin of 2.0%, or (b) an adjusted LIBOR rate plus a margin of 3.0%.

Covenants

The agreements governing the new senior secured credit facility contain certain covenants that require the Company to, among other things, satisfy certain financial tests relating to: (a) the ratio of senior debt to cash flow, (b) minimum interest coverage ratio, (c) the ratio of funded debt to cash flow, and (d) the ratio of senior debt to tangible assets. These agreements also contain various other covenants that restrict the Company's ability to, among other things, (i) incur additional indebtedness, (ii) permit liens to attach to its assets, (iii) pay dividends or make other restricted payments on its common stock and certain other securities, and (iv) make acquisitions unless certain financial conditions are satisfied.

Guarantees and Security

URI's obligations under the new senior secured facility are, subject to limited exceptions, (i) guaranteed by Holdings and URI's United States subsidiaries, and (ii) secured by substantially all of URI's assets, the stock of URI and the stock of Holding's other United States subsidiaries and a portion of the stock of Holding's Canadian subsidiaries. The obligations of the Canadian subsidiary that may borrow under the revolving credit facility are guaranteed by the Company's other Canadian subsidiaries and are secured by substantially all of the assets of this Canadian subsidiary and the stock of its subsidiaries.

10¾% Senior Notes

URI issued $450 million aggregate principal amount of 10¾% Senior Notes (the "10¾% Notes") which are due April 15, 2008. The net proceeds from the sale of the 10¾% Notes were approximately $439.9 million (after deducting the initial purchasers' discount and offering expenses). The 10¾% Notes are unsecured and are guaranteed by Holdings and URI's domestic subsidiaries. The 10¾% Notes mature on April 15, 2008 and may be redeemed by URI on or after April 15, 2005, at specified redemption prices that range from 105.375% in 2005 to 100.0% in 2007 and thereafter. In addition, on or prior to April 15, 2004, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 10¾% Notes at a redemption price of 110.75%. The indenture governing the 10¾% Notes contains certain restrictive covenants, including limitations on (i) additional indebtedness, (ii) restricted payments, (iii) liens, (iv) dividends and other payments, (v) preferred stock of certain subsidiaries, (vi) transactions with affiliates, (vii) the disposition of proceeds of asset sales, and (viii) the Company's ability to consolidate, merge or sell all or substantially all of its assets.

Senior Subordinated Notes

The senior subordinated notes shown in the debt table above were issued by URI, are unsecured, and are guaranteed by URI's domestic subsidiaries. The 9½% Senior Subordinate Notes mature on June 1, 2008 and may be redeemed by URI on or after June 1, 2003, at specified redemption prices that range from 104.75% in 2003 to 100.0% in 2006 and thereafter. The 8.80% Senior Subordinated Notes mature on August 15, 2008 and may be redeemed by URI on or after August 15, 2003, at specified redemption prices that range from 104.4% in 2003 to 100.0% in 2006 and thereafter. The 9¼% Senior Subordinated Notes mature on January 15, 2009 and may be redeemed by URI on or after June 15, 2004, at specified redemption prices that range from 104.625% in 2004 to 100.0% in 2007 and thereafter. The 9% Senior Subordinated Notes mature on April 1, 2009 and may be redeemed by URI on or after April 1, 2004, at specified redemption prices that range from 104.5% in 2004 to 100.0% in 2007 and thereafter.

The indentures governing URI's senior subordinated notes contain certain restrictive covenants, including limitations on (i) additional indebtedness, (ii) restricted payments, (iii) liens, (iv) dividends and other payments, (v) preferred stock of certain subsidiaries, (vi) transactions with affiliates, (vii) the disposition of proceeds of asset sales, and (viii) the Company's ability to consolidate, merge or sell all or substantially all of its assets.

Receivables Securitization

The Company has an accounts receivable securitization facility under which one of its subsidiaries can borrow up to $250 million against a collateral pool of accounts receivable. The borrowings under the facility and the receivables in the collateral pool are included in the liabilities and assets, respectively, reflected on the Company's consolidated balance sheet. Key terms of this facility include: (i) borrowings may be made only to the extent that the face amount of the receivables in the collateral pool exceeds the outstanding loans by a specified amount, (ii) the facility is structured so that the receivables in the collateral pool are the lender's only source of repayment, (iii) prior to expiration or early termination of the facility, amounts collected on the receivables may, subject to certain conditions, be retained by the borrower, provided that the remaining receivables in the collateral pool are sufficient to secure the then outstanding borrowings, and (iv) after expiration or early termination of the facility, the Company will repay the borrowings.

As of December 31, 2001, (i) the outstanding borrowings under the facility were approximately $201.5 million, and (ii) the aggregate face amount of the receivables in the collateral pool was approximately $337.6 million. The agreement governing this facility, which was amended in June 2001, contemplates that the term of the facility may extend for up to three years from the date of the amended facility. However, on each anniversary of such date, the consent of the lender is required for the facility to renew for the next year. The next anniversary date is in June 2002. The Company plans to seek the lender's approval for renewal.

INTEREST RATE SWAP AGREEMENTS

As of December 31, 2001, the Company had outstanding interest rate swap agreements that convert $200.0 million of its variable rate term loan to a fixed rate instrument through 2003. These swap agreements are designated as cash flow hedges. Changes in the fair values of the Company's cash flow hedges are recorded in other comprehensive income and reclassified into earnings in the same periods during which the hedged transactions affect earnings. The Company also had outstanding interest rate swap agreements that convert $300.0 million of its fixed rate 9¼% Notes to a floating rate instrument through 2009. These swap agreements are designated as fair value hedges. Changes in the fair values of the Company's fair value hedges, as well as the offsetting fair value changes in the hedged items, are recorded in current income. The Company estimates the amount that will be reclassified into earnings in 2002 is approximately $2.8 million. There is no ineffectiveness related to the Company's hedges.

MATURITIES

Maturities of the Company's debt for each of the next five years at December 31, 2001 are as follows:

(In thousands)	
2002	$ 222,784
2003	16,013
2004	25,088
2005	8,351
2006	254,071
Thereafter	1,933,215

The maturities in 2002 are comprised primarily of amounts outstanding under the accounts receivable securitization facility. As described above, the annual renewal of the Company's accounts receivable securitization facility requires the lender's consent. If the Company does not obtain this consent, then the facility will terminate in June 2002 and the Company will repay the borrowings thereunder.

9. INCOME TAXES

The provision for federal, state and provincial income taxes is as follows:

	Year Ended December 31		
(In thousands)	**2001**	2000	1999
Domestic federal:			
Current		$ 10,419	$39,643
Deferred	**$81,507**	97,756	37,598
	81,507	108,175	77,241
Domestic state:			
Current	**1,978**	3,587	10,405
Deferred	**4,570**	6,815	3,437
	6,548	10,402	13,842
Total domestic	**88,055**	118,577	91,083
Foreign federal:			
Current	**1,626**	1,061	4,917
Deferred	**1,603**	3,590	465
	3,229	4,651	5,382
Foreign provincial:			
Current		774	2,356
Deferred	**693**	1,119	320
	693	1,893	2,676
Total foreign	**3,922**	6,544	8,058
	$91,977	$125,121	$99,141

A reconciliation of the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 35% to income before provision for income taxes and extraordinary item is as follows:

	Year Ended December 31		
(In thousands)	**2001**	2000	1999
Computed tax rate at statutory tax rate	**$75,064**	$105,524	$84,632
State income taxes, net of federal tax benefit	**4,256**	6,762	8,997
Non-deductible expenses	**13,072**	9,992	6,265
Other	**(415)**	2,843	(753)
	$91,977	$125,121	$99,141

The components of deferred income tax assets (liabilities) are as follows:

	December 31	
(In thousands)	**2001**	2000
Property and equipment	**$(431,515)**	$(298,058)
Intangibles	**(48,163)**	(32,518)
Reserves and allowances	**38,767**	37,460
Net operating loss and credit carryforwards	**140,455**	84,257
Other	**3,432**	2,616
	$(297,024)	$(206,243)

The current and deferred tax assets and liabilities at December 31, 2001 include the effects of certain reclassifications related to differences between the income tax provisions and tax returns for prior years. These reclassifications had no effect on net income.

For financial reporting purposes, income before income taxes and extraordinary items for the Company's foreign subsidiaries was $11.6 million and $15.6 million for the years ended December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, unremitted earnings of foreign subsidiaries were approximately $30.6 million and $22.9 million, respectively. Since it is the Company's intention to indefinitely reinvest these earnings, no United States taxes have been provided. Determination of the amount of unrecognized deferred tax liability on these unremitted taxes is not practicable.

The Company has net operating loss carryforwards ("NOLs") of $341.3 million for federal income tax purposes that expire through 2021.

10. COMPANY-OBLIGATED MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SECURITIES OF A SUBSIDIARY TRUST AND SERIES A, B, C AND D PREFERRED STOCK

TRUST SECURITIES

In August 1998, a subsidiary trust (the "Trust") of Holdings issued and sold in a private offering (the "Preferred Securities Offering") $300.0 million of 30 year, 6½% Convertible Quarterly Income Preferred Securities (the "Preferred Securities"). The Trust used the proceeds from the Preferred Securities Offering to purchase 6½% convertible subordinated debentures due 2028 (the "Debentures") from Holdings which resulted in Holdings receiving all of the net proceeds of the Preferred Securities Offering. Holdings in turn contributed the net proceeds of the Preferred Securities Offering to URI. The Preferred Securities are non-voting securities, carry a liquidation value of $50 per security and are convertible into the Company's common stock at an initial rate of 1.146 shares per security (equivalent to an initial conversion price of $43.63 per share). They are convertible at any time at the holders' option and are redeemable, at the Company's option, after three years, subject to certain conditions.

Holders of the Preferred Securities are entitled to preferential cumulative cash distributions from the Trust at an annual rate of 6½% of the liquidation value, accruing from the original issue date and payable quarterly in arrears beginning February 1, 1999. The distribution rate and dates correspond to the interest rate and payments dates on the Debentures. Holdings may defer interest payments on the Debentures for up to twenty consecutive quarters, but not beyond the maturity date of the Debentures. If interest payments on the Debentures are deferred, so are the payments on the Preferred Securities. Under this circumstance, Holdings will be prohibited from paying dividends on any of its capital stock or making payments with respect to its debt that rank pari passu with or junior to the Debentures.

Holdings has executed a guarantee with regard to payment of the Preferred Securities to the extent that the Trust has sufficient funds to make the required payments.

SERIES A PREFERRED AND SERIES B PREFERRED

The Company sold 300,000 shares of its Series A Preferred on January 7, 1999 and sold 150,000 shares of its Series B Preferred on September 30, 1999. On September 28, 2001, the Company entered into an agreement effecting (a) the exchange of the outstanding Series A Preferred for an equal number of shares of Series C Preferred, and (b) the exchange of the outstanding Series B Preferred for an equal number of shares of Series D Preferred.

SERIES C PREFERRED AND SERIES D PREFERRED

There are 300,000 shares of the Company's Series C Preferred outstanding and 150,000 shares of the Company's Series D Preferred outstanding. The Series D Preferred includes 105,252 shares designated as Class D-1 and 44,748 shares designated as Class D-2. The rights of the two classes of Series D Preferred are substantially the same, except that only the Class D-1 has the voting rights described below.

Principal terms of the Series C Preferred and Series D Preferred include the following (subject to the special provisions described below that will apply in the event of certain Non-Approved Change of Control transactions): (i) each share is entitled to a liquidation preference of $1,000 per share; (ii) at holder's option, each share of Series C Preferred is convertible into 40 shares of common stock subject to adjustment (representing a conversion price of $25 per share based on the liquidation preference) and each share of Series D Preferred is convertible into 33⅓ shares of common stock subject to adjustment (representing a conversion price of $30 per share based on the liquidation preference); (iii) the holders of the Series C Preferred and Series D Preferred (on an as converted basis) and the holders of the common stock vote together as a single class on all matters (except that the Series C Preferred may vote as a separate class as described in the next clause); (iv) the holders of the Series C Preferred, voting separately as a single class, may elect two directors (subject to reduction to one, if the shares of Series C Preferred owned by specified holders cease to represent, on an as converted basis, at least eight million shares of common stock, and reduction to zero, if such shares of Series C Preferred cease to represent at least four million shares of common stock), (v) there are no stated dividends on the Series C Preferred or Series D Preferred, but the Series C Preferred and Series D Preferred, on an as converted basis, will participate in any dividends declared on the common stock, (vi) upon the occurrence of specified change of control transactions, other than a Non-Approved Change of Control (as defined below), the Company must offer to redeem the Series C Preferred and Series D Preferred at a price per share equal to the liquidation preference plus an amount equal to 6.25% of the liquidation preference compounded annually from the date of the issuance of the Series A Preferred, in the case of the Series C Preferred, and the date of the issuance of the Series B Preferred, in the case of the Series D Preferred, to the redemption date, (vii) if the Company issues for cash, common stock (or a series of preferred stock convertible into common stock) and the price for the common stock is below the conversion price of the Series C Preferred, then the Company must offer to repurchase a specified portion of the outstanding Series C Preferred at the price per share set forth in the preceding clause, and (viii) if the Company issues for cash, common stock (or a series of preferred stock convertible into common stock) for a price for the common stock below the conversion price of the Series D Preferred, then the Company must offer to repurchase a specified portion of the outstanding Series D Preferred at the price per share specified in the second preceding clause.

Special Rights of Series C Preferred and Series D Preferred Upon Non-Approved Change of Control

In general, a Non-Approved Change of Control transaction is a change of control transaction that the Board of Directors has disapproved and which the Board has not facilitated by such actions as weakening or eliminating the Company's Stockholder Rights Plan. If a Non-Approved Change of Control occurs, and the Board does not offer the holders of the Series C Preferred and Series D Preferred essentially the same redemption rights that apply to an Approved Change of Control transaction: (i) the holders of the Series C Preferred would elect a majority of the Board for a specified period, (ii) the holders of the Series C Preferred and Series D Preferred would be entitled to an additional 6.25% return on the liquidation preference, compounded annually from January 1999 for the Series C Preferred and from September 1999 for the Series D Preferred, (iii) after the holders of the common stock receive an amount equivalent to the liquidation preference, the holders of the Series C Preferred and Series D Preferred would share with the holders of the common stock, on an as converted basis, in any remaining amounts available for distribution, and (iv) the Series C Preferred and Series D Preferred would accrue dividends at a maximum annual rate, compounded annually, equal to 18% of the liquidation preference.

11. CAPITAL STOCK

Warrants

As of December 31, 2001 there are outstanding warrants to purchase an aggregate of 7,139,296 shares of common stock. The weighted average exercise price of the warrants is $11.76 per share. All warrants are currently exercisable and may be exercised at any time through 2011.

Common Stock

The Company has a share repurchase program to acquire up to $200 million of its issued and outstanding common stock. Share repurchases under the program may be made from time to time, continuing through May 2003. The Company repurchased and retired 1,350,600 and 1,785,015 shares of common stock during 2001 and 2000, respectively.

2001 Senior Stock Plan

In June 2001, the Company's shareholders approved the adoption of the 2001 Senior Stock Plan. This plan provides for the awarding of common stock and other equity-linked awards to our officers and directors. The maximum number of shares of common stock that can be issued under the plan is 4,000,000. The Company records each share that is awarded under this plan at an amount not less than 100% of the fair market value per share at the date of the award. No shares may be awarded under this plan after June 5, 2011. As of December 31, 2001, 2,042,933 shares had been awarded under this plan at a weighted-average price of $23.71 per share with vesting periods up to ten years. Determinations concerning the persons to receive awards, the form, amount and timing of such awards and terms and provisions of such awards are made by the Board (or a committee appointed by the Board).

2001 Stock Plan

In March 2001, the Company adopted the 2001 Stock Plan. This plan provides for the awarding of common stock and other equity-linked awards to certain employees (other than officers and directors) and others who render services to the Company. The maximum number of shares of common stock that can be issued under the plan is 2,000,000. The Company records each share that is awarded under this plan at an amount not less than 100% of the fair market value per share at the date of the award. No shares may be awarded under this plan after March 23, 2011. As of December 31, 2001, 885,054 shares had been awarded under this plan at a weighted-average price of $15.30 per share with vesting periods up to three years. Determinations concerning the persons to receive awards, the form, amount and timing of such awards and terms and provisions of such awards are made by the Board (or a committee appointed by the Board).

The Company records the issuance of common shares at the quoted market price on the date of the grants. Amortization of deferred compensation is then recognized on a straight-line basis over the related vesting period. Amortization expense recognized for the year ended December 31, 2001 for the awards of the above stock plans was approximately $6.2 million.

1997 Stock Option Plan

The Company's 1997 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 5,000,000 shares of common stock. Some or all of such options may be "incentive stock options" within the meaning of the Internal Revenue Code. All officers, directors and employees of the Company and other persons who perform services on behalf of the Company are eligible to participate in this plan. Each option granted pursuant to this plan must provide for an exercise price per share that is at least equal to the fair market value per share of common stock on the date of grant. No options may be granted under this plan after August 31, 2007. As of December 31, 2001 and 2000, options to purchase an aggregate of 4,845,783 shares and 4,950,536 shares of common stock, respectively, were outstanding under this plan. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board (or by a committee appointed by the Board).

1998 Stock Option Plan

The Company's 1998 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 4,200,000 shares of common stock. Some or all of the options issued under the 1998 Stock Option Plan may be "incentive stock options" within the meaning of the

Internal Revenue Code. All officers and directors of the Company and its subsidiaries are eligible to participate in the 1998 Stock Option Plan. Each option granted pursuant to the 1998 Stock Option Plan must provide for an exercise price per share that is at least equal to the fair market value per share of common stock on the date of grant. No options may be granted under the 1998 Stock Option Plan after August 20, 2008. As of December 31, 2001 and 2000, options to purchase an aggregate of 3,686,667 shares and 4,200,000 shares of common stock, respectively, were outstanding pursuant to this plan to executive officers and directors. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board (or by a committee appointed by the Board).

1998 Supplemental Stock Option Plan

The Company has adopted a stock option plan pursuant to which options, for up to an aggregate of 5,600,000 shares of common stock, may be granted to employees who are not officers or directors and to consultants and independent contractors who perform services for the Company or its subsidiaries. As of December 31, 2001 and 2000, options to purchase an aggregate of 5,342,097 shares and 5,373,509 shares of common stock, respectively, were outstanding pursuant to this plan. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board (or by a committee appointed by the Board).

1997 Performance Award Plan

Effective February 20, 1997, U.S. Rentals adopted the 1997 Performance Award Plan under which stock options and other awards could be granted to key employees and directors at prices and terms established by U.S. Rentals at the date of grant. The options expire in 2007. As a result of the merger, all outstanding options to purchase shares of U.S. Rentals common stock became fully vested and were converted into options to purchase the Company's common stock. As of December 31, 2001 and 2000, options to purchase an aggregate of 2,547,467 shares and 2,572,050 shares of common stock, respectively, were outstanding pursuant to this plan.

A summary of the transactions within the Company's stock option plans follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 1998	14,044,814	$19.60
Granted	3,092,462	26.77
Exercised	(1,331,528)	20.74
Canceled	(152,506)	26.70
Outstanding at December 31, 1999	15,653,242	20.86
Granted	1,921,125	16.56
Exercised	(26,307)	16.91
Canceled	(451,965)	27.03
Outstanding at December 31, 2000	17,096,095	20.23
Granted	633,400	19.78
Exercised	(715,143)	14.24
Canceled	(592,338)	23.94
Outstanding at December 31, 2001	**16,422,014**	**$20.22**
Exercisable at December 31, 2001	**13,765,239**	**$20.37**

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Amount Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Amount Exercisable	Weighted Average Exercise Price
$10.00 - $15.00	4,227,133	6.7 years	$12.39	4,016,649	$12.29
15.01 - 20.00	2,169,527	8.2 years	16.59	654,585	17.50
20.01 - 25.00	7,183,892	6.2 years	21.78	6,767,840	21.73
25.01 - 30.00	1,549,963	7.2 years	27.31	1,158,408	27.21
30.01 - 50.00	1,291,499	6.3 years	34.84	1,167,757	35.18
	16,422,014	6.7 years	20.22	13,765,239	20.37

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for stock-based employee compensation arrangements whereby no compensation cost related to stock options is deducted in determining net income. Had compensation cost for the Company's stock option plans been determined pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have differed. The weighted average fair value of options granted was $7.34, $7.70 and $10.99 during 2001, 2000 and 1999, respectively. The fair value is estimated on the date of grant using the Black-Scholes option pricing model which uses subjective assumptions which can materially affect fair value estimates and, therefore, does not necessarily provide a single measure of fair value of options. Using the Black-Scholes option pricing model and a risk-free interest rate average of 3.74%, 5.15% and 6.29% in 2001, 2000 and 1999, respectively, a volatility factor for the market price of the Company's common stock of 49%, 69% and 52% in 2001, 2000 and 1999, respectively, and a weighted-average expected life of options of approximately three years in 2001, 2000 and 1999, the Company's net income, basic earnings per share and diluted earnings per share would have been $103.1 million, $1.43 and $1.09, respectively, for the year ended December 31, 2001, $156.4 million, $2.20 and $1.69, respectively, for the year ended December 31, 2000 and $104.3 million, $1.46 and $1.12, respectively, for the year ended December 31, 1999. For purposes of these pro forma disclosures, the estimated fair value of options is amortized over the options' vesting period. Since the number of options granted and their fair value may vary significantly from year to year, the pro forma compensation expense in future years may be materially different.

At December 31, 2001 there are (i) 7,139,296 shares of common stock reserved for the exercise of warrants, (ii) 16,422,014 shares of common stock reserved for issuance pursuant to options granted and that may be granted in the future under the Company's stock option plans, (iii) 6,875,580 shares of common stock reserved for the issuance of outstanding preferred securities of a subsidiary trust, (iv) 17,000,000 shares of common stock reserved for the issuance of Series C, and Series D preferred stock, and (v) 371,168 shares of common stock reserved for the conversion of convertible debt.

Stockholders' Rights Plan

The Company adopted a Stockholders' Rights Plan on September 28, 2001 (with a record date of October 19, 2001). This plan and other provisions of the Company's charter and bylaws may have the effect of deferring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which the shareholders of the Company might otherwise receive a premium for their shares over then current market prices. The rights expire on September 27, 2011.

12. COMPREHENSIVE INCOME

The following table sets forth the Company's comprehensive income:

	Year Ended December 31	
(In thousands)	**2001**	2000
Net income	**$111,256**	$176,375
Other comprehensive gain (loss):		
Foreign currency translation adjustment	**(16,137)**	(7,264)
Cumulative effect on equity of adopting SFAS No. 133, net of tax of $1,784	**(2,516)**	
Derivatives qualifying as hedges, net of tax of $3,212	**(4,527)**	
Comprehensive income	**$ 88,076**	$169,111

13. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31		
(In thousands, except share and per share data)	**2001**	2000	1999
Numerator:			
Income before extraordinary item	**$122,573**	$176,375	$142,666
Plus: preferred dividends of a subsidiary trust, net of taxes		11,406	
Income available to common stockholders	**$122,573**	$187,781	$142,666
Denominator:			
Denominator for basic earnings per share-weighted-average shares	**72,141,128**	71,069,174	71,353,127
Effect of dilutive securities:			
Employee stock options	**1,507,820**	1,517,015	4,651,237
Warrants	**3,738,239**	2,791,387	3,978,536
Series A Preferred		12,000,000	11,802,740
Series B Preferred		5,000,000	1,250,000
Series C Preferred	**12,000,000**		
Series D Preferred	**5,000,000**		
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary trust		6,876,003	
Denominator for dilutive earnings per share-adjusted weighted-average shares	**94,387,187**	99,253,579	93,035,640
Earnings per share-basic:			
Income before extraordinary item	**$1.70**	$2.48	$2.00
Extraordinary item, net	**0.16**		
Net income	**$1.54**	$2.48	$2.00
Earnings per share-diluted:			
Income before extraordinary item	**$1.30**	$1.89	$1.53
Extraordinary item, net	**0.12**		
Net income	**$1.18**	$1.89	$1.53

14. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases rental equipment, real estate and certain office equipment under operating leases. Certain real estate leases also require the Company to pay maintenance, insurance, taxes and certain other expenses. Future minimum lease payments, by year and in the aggregate, for noncancellable operating leases with initial or remaining terms of one year or more are as follows at December 31, 2001:

(In thousands)	Real Estate Leases	Rental Equipment Leases	Other Equipment Leases
2002	$ 61,139	$ 84,486	$24,314
2003	57,356	72,813	22,131
2004	52,955	69,346	16,733
2005	45,573	57,551	4,973
2006	41,081	49,199	334
Thereafter	125,506	23	
	$383,610	$332,418	$68,485

The Company was the seller-lessee in sale-leaseback transactions with unrelated third parties in which it sold rental equipment and real estate for aggregate proceeds of $51.0 million in 2001, rental equipment for aggregate proceeds of $218.8 million in 2000, and rental equipment for aggregate proceeds of $88.0 million in 1999. For the 2001 transactions, the Company leased back the real estate over a 10-year period and the rental equipment for a minor period of one to eight months. For the 2000 transactions, the Company leased back a portion of the rental equipment for a minor period of one to eight months, and the balance over a five-year period. For the 1999 transactions, the Company leased back the rental equipment over a five-year period. The total gains related to these transactions in 2001, 2000 and 1999 were, respectively, approximately $21.6 million of which $1.4 million was deferred, approximately $16.5 million of which $4.0 million was deferred, and approximately $6.3 million all of which was deferred. The deferred gains are being amortized over the respective lease periods on a straight-line basis.

Rent expense under non-cancelable operating leases totaled $170.9 million, $137.3 million and $65.5 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company's real estate leases provide for varying terms and include 30 leases that are on a month-to-month basis and 30 leases that provide for a remaining term of less than one year and do not provide a renewal option.

Employee Benefit Plans

The Company currently sponsors one defined contribution 401 (k) retirement plan which is subject to the provisions of ERISA. The Company also sponsors a deferred profit sharing plan for the benefit of the full time employees of its Canadian subsidiaries. Under these plans, the Company matches a percentage of the participants contributions up to a specified amount. Company contributions to the plans were $6.0 million, $6.2 million and $4.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Legal Matters

The Company is party to legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defenses, reserves, or insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. The Company had accrued $7.6 million at December 31, 2001 and 2000, to cover the uninsured portion of estimated costs arising from these pending claims and other potential unasserted claims.

Environmental Matters

The Company and its operations are subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. The Company incurs ongoing expenses associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company believes that such removal and remediation will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

15. SEGMENT INFORMATION

Each of the Company's branch locations is an operating segment which consists of the rental and sales of equipment and related merchandise and parts. Certain of the Company's branches also provide speciality traffic control services as a product line and the amount of revenue attributable to such services was $272.2 million, $245.0 million and $79.3 million during the years ended December 31, 2001, 2000 and 1999, respectively. All of the Company's branches have been aggregated into one reportable segment because they offer similar products and services in similar markets and the factors determining strategic decisions are comparable.

The Company operates in the United States, Canada and Mexico. Revenues are attributable to countries based upon the location of the customers. Geographic area information for the years ended December 31, 2001, 2000 and 1999 is as follows:

	Year Ended December 31		
(In thousands)	**2001**	2000	1999
Revenues from external customers			
Domestic	**$2,740,694**	$2,753,266	$2,086,808
Foreign	**145,911**	165,595	146,820
Total revenues from external customers	**$2,886,605**	$2,918,861	$2,233,628
Rental equipment, net			
Domestic	**$1,630,411**	$1,604,191	$1,537,199
Foreign	**116,771**	128,644	122,534
Total consolidated rental equipment, net	**$1,747,182**	$1,732,835	$1,659,733
Property and equipment, net			
Domestic	**$ 393,541**	$ 405,873	$ 285,456
Foreign	**16,512**	16,366	19,451
Total consolidated property and equipment, net	**$ 410,053**	$ 422,239	$ 304,907
Goodwill and other intangible assets, net			
Domestic	**$2,086,481**	$2,092,882	$1,740,326
Foreign	**121,220**	134,126	123,046
Total consolidated goodwill and other intangible assets, net	**$2,207,701**	$2,227,008	$1,863,372

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

SELECTED FINANCIAL DATA

The following table of quarterly financial information has been prepared from unaudited financial statements of the Company, and reflects adjustments which are, in the opinion of management, necessary for a fair presentation of the interim periods presented.

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
For the year ended December 31, 2001:				
Total revenues	**$619,104**	**$768,013**	**$795,483**	**$704,005**
Gross profit	**202,567**	**286,063**	**305,242**	**245,598**
Income before extraordinary item	**3,412**	**24,935**	**62,052**	**32,174**
Extraordinary item		**11,317**		
Net income	**3,412**	**13,618**	**62,052**	**32,174**
Basic earnings before extraordinary item per share	**$0.05**	**$0.35**	**$0.85**	**$0.45**
Diluted earnings before extraordinary item per share	**$0.04**	**$0.26**	**$0.63**	**$0.34**
For the year ended December 31, 2000:				
Total revenues	$578,962	$729,946	$859,033	$750,920
Gross profit	205,984	271,798	340,704	270,084
Net income	17,411	47,199	75,391	36,374
Basic earnings per share	$0.24	$0.66	$1.07	$0.51
Diluted earnings per share	$0.19	$0.51	$0.79	$0.40

LOCATIONS

ALABAMA

Bessemer (2)
Birmingham
Decatur (2)
Dothan
Florence
Madison
Mobile
Montgomery
Oxford

ALASKA

Anchorage (2)
Palmer
Soldotna
Wasilla

ALBERTA, CANADA

Calgary (2)
Edmonton

ARIZONA

Bullhead City (2)
Cottonwood
Flagstaff (2)
Glendale
Kingman
Lake Havasu City
Phoenix (6)
Prescott (2)
Show Low
Tempe
Tucson (2)
Yuma

ARKANSAS

Fayetteville
Little Rock
Rogers

BRITISH COLUMBIA, CANADA

Abbotsford
Burnaby (2)
Campbell River
Chilliwack
Langley (2)
Maple Ridge
Nanaimo
North Vancouver
Port Coquitlam
Prince George
Richmond
Surrey
Vancouver
Victoria
White Rock

CALIFORNIA

Antioch
Arroyo Grande
Bakersfield (3)
Baldwin Park
Buena Park
Burbank
Burlingame
Canoga Park
Carmichael
Castro Valley
Cathedral City
Chico
Chula Vista
Corona
Crescent City
Downey
Dublin
Elk Grove
Escondido (2)
Eureka
Folsom
Fontana
Fremont (2)
Fresno (3)
Fullerton
Gardena
Gilroy
Hayward (2)
Hesperia
Huntington Beach
Indio
Lakeside
Lancaster
Lodi
Long Beach (3)
Los Alamitos
Madera
Marysville
Merced
Modesto (4)
Montclair
Monterey
Mountain View
Napa (2)
Oakland
Oxnard
Pico Rivera
Redding
Ridgecrest
Riverside
Rocklin (2)
Sacramento (3)
Salinas
San Diego
San Francisco (2)
San Jose (6)
San Juan Capistrano
San Leandro
San Luis Obispo
Santa Ana
Santa Cruz
Santa Fe Springs
Santa Maria (2)
Santa Rosa (2)
South Lake Tahoe
Stockton (3)
Sunnyvale
Susanville
Tracy
Turlock
Vacaville
Van Nuys
Ventura (2)
Visalia
West Los Angeles

COLORADO

Brighton
Colorado Springs (2)
Commerce City
Denver (7)
Fort Collins
Frisco
Grand Junction
Leadville
Loveland
Pueblo
Westminster

CONNECTICUT

Bloomfield
Danbury
Darien
Fairfield
Groton
Manchester
Milford
North Stonington
Stamford
West Haven

DELAWARE

Bear
Delmar
Frederica
Middletown
Newark

FLORIDA

Bradenton
Clearwater (2)
Dania
Davie
Deerfield Beach
Fort Myers (2)
Fort Pierce
Fort Lauderdale
Fort Walton Beach
Gainesville
Holly Hill
Jacksonville (3)
Jupiter
Lakeland
Longwood
Melbourne
Miami (4)
Naples
Orlando (5)
Panama City Beach
Port St. Lucie
Tampa (3)
West Palm Beach

GEORGIA

Acworth
Athen
Augusta
Carrollton
Columbus
Conyers
Douglasville
Forest Park (3)
Garden City
Jessup
Kingsland
Lawrenceville
Leesburg
Macon
McDonough
Norcross
Remerton
Ringgold
Sugar Hill
Villa Rica

IDAHO

Boise
Lewiston

ILLINOIS

Addison
Bloomingdale
Bloomington (2)
Carbon Cliff
Carbondale
Champaign
Channahon
Chicago (2)
Elgin
Fairview Heights
Mokena
Moline
Rockford (2)
Springfield
Villa Park

INDIANA

Bloomington
Columbia City
East Chicago
Edinburgh
Evansville (2)
Greenfield
Indianapolis (4)
Kokomo
Lafayette
Richmond
South Bend
Valparaiso
West Terre Haute

IOWA

Cedar Rapids (2)
Des Moines (3)
Dubuque
Fort Dodge
Grimes
Iowa City
Mason City
Sioux City (2)
Waterloo

KANSAS

Overland Park (2)
Topeka
Wichita (2)

KENTUCKY

Georgetown
Lexington
Louisville (3)
Paducah

LOUISIANA

Baton Rouge (2)
Harvey
La Place
Monroe
Shreveport
St. Rose (2)

MAINE

Bangor (2)
Scarborough

MANITOBA, CANADA

Thompson
Winnipeg

MARYLAND

Annapolis
Baltimore (2)
Beltsville
Bladensburg
Columbia
Delmar
Frederick (3)
Gaithersburg
Joppatowne
Lexington Park
Mechanicsville
Pasadena
Prince Frederick (2)
Silver Spring
Upper Marlboro

MASSACHUSETTS

Agawam
Billerica
Boston
Canton
Everett
Kingston
Ludlow
Millbury
Watertown
West Yarmouth
Worcester

MICHIGAN

Detroit
Grand Rapids
Hudsonville
Romulus
Taylor

MINNESOTA

Bloomington
Duluth
Hastings
Mankato
Minneapolis (2)
North St. Paul
Rochester (2)
Rogers (2)
Roseville
St. Michael
St. Paul

Mississippi

Canton
Olive Branch

Missouri

Belton
Bridgeton
Jefferson City
Kansas City (3)
St. Charles
St. Louis (2)
Springfield (2)
Strafford

Montana

Billings
Missoula

Nebraska

Lincoln (2)
Norfolk
Omaha
Papillion

Nevada

Carson
Carson City
Elko
Gardnerville
Las Vegas (3)
North Las Vegas (3)
Reno (4)
Sparks

Newfoundland, Canada

Arnold's Cove
Clarenville
Corner Brook
Dunville
Goose Bay
Grand Falls-Windsor
Mount Pearl
St. John's
Stephenville

New Hampshire

Hudson
Manchester

New Jersey

Bellmawr
Burlington
Carlstadt
Egg Harbor Township
Lakewood
Piscataway
Richland
Ridgefield Park
Vineland

New Mexico

Albuquerque (3)
Farmington
Las Cruces

New York

Albany
Avon
Batavia
Brooklyn
Cortland
Depew
East Syracuse
Flushing
Garden City
Glenmont
Hicksville
Highland
New Windsor
Penfield
Rochester (4)
Williamsville

North Carolina

Arden
Cary
Charlotte (5)
Durham (2)
Fayetteville
Garner
Goldsboro
Greensboro (3)
Jacksonville
Pilot Mountain
Raleigh (2)
Salisbury
Wilmington (2)
Winston-Salem

North Dakota

Bismarck (3)
Fargo (6)
Grand Forks
Minot

Nuevo Laredo, Mexico

Escobedo

Ohio

Brooklyn Heights
Cincinnati (2)
Cleveland
Columbiana
Columbus (2)
East Liverpool
Independence
Lorain
Marietta
North Olmstead
Toledo

Oklahoma

Lawton
McAlester
Oklahoma City (3)
Tulsa (2)

Ontario, Canada

Barrie
Belleville
Bracebridge
Brampton
Brantford
Cambridge
Collingwood (2)
Dryden
Guelph
Kenora
Kingston
Kitchener (2)
London (3)
Meadford
Mississauga
North Bay
Oshawa
Ottawa
Owen Sound
Sarnia
Scarborough
St. Catherines
Stoney Creek (2)
Stratford
Sudbury
Toronto
Walkerton
Waterloo
Weston

Oregon

Albany
Bend
Clackamas
Corvallis
Eugene
Grants Pass
Gresham
Hermiston
Hillsboro
Lebanon
Medford (2)
Portland (5)
Redmond
Roseburg
Salem
Seaside
The Dalles
Tigard
Tualatin

Pennsylvania

Hatfield
Lebanon
Mechanicsburg (3)
Middletown (2)
Murrysville
Palmyra
Philadelphia
Quakertown
State College
Turbotville
Watsontown
Wilkes-Barre
York

Quebec, Canada

Alma
Chicoutimi
Drummondville
Longueuil
Sept-Iles
Shawinigan
Saint-Jovite
St. Laurent
St. Leonard
Trois-Rivieres
Ville Vanier

Rhode Island

Cranston
Smithfield

Saskatchewan, Canada

Regina
Saskatoon

South Carolina

Anderson
Charleston (3)
Columbia
Conway
Greenville
Rock Hill
Spartanburg

South Dakota

Rapid City (2)
Sioux Falls (5)

Tennessee

Knoxville (3)
Memphis
Nashville (2)
Spring Hill

Texas

Arlington
Austin (3)
Beaumont
Carrollton
Cedar Park
Conroe
Corpus Christi
Corsicana
Dallas (2)
El Paso (2)
Fort Worth (5)
Garland
Georgetown
Grand Prairie
Greenville
Houston (11)
Irving (2)
Katy
Keller (2)
La Porte (2)
Laredo
League City
Midland
Odessa
Palestine
Plano
Port Arthur
Rosenburg
San Antonio
Sherman
Temple
The Woodlands
Tyler (2)

Utah

Kaysville
Orem
Salt Lake City (4)
Sandy
St. George
Tooele

Virginia

Chantilly
Charlottesville
Chesapeake (2)
Fairfax
Glen Allen
Hampton
Hopewell
Richmond
Roanoke
Sterling
Winchester

Washington

Airway Heights
Arlington
Auburn
Bellingham
Bonney Lake
Bothell
Bremerton (2)
Burien
Burlington
Chehalis
Covington
Federal Way
Gig Harbor
Kirkland
Longview
Marysville
Monroe
Moses Lake
Pasco
Port Angeles
Puyallup
Renton (3)
Spokane
Sumner (2)
Tukwila
Tumwater
Union Gap
Vancouver

Wisconsin

De Pere
La Crosse
Madison
Marshfield
Milwaukee (2)
St. Francis
Wisconsin Rapids

Wyoming

Casper
Cheyenne

CORPORATE INFORMATION

BOARD OF DIRECTORS

BRADLEY S. JACOBS
Chairman and
Chief Executive Officer

WAYLAND R. HICKS
Vice Chairman and
Chief Operating Officer

JOHN N. MILNE
President

LEON D. BLACK
Partner
Apollo Management, L.P.

RICHARD D. COLBURN
Director

RONALD M. DEFEO
Chairman and
Chief Executive Officer
Terex Corporation

MICHAEL S. GROSS
Partner
Apollo Management, L.P.

JOHN S. MCKINNEY
Director

TIMOTHY J. TULLY
Managing Member
Tully Capital Partners, LLC

CHRISTIAN M. WEYER
President
Enerfin S.A.

OFFICERS

BRADLEY S. JACOBS
Chairman and
Chief Executive Officer

WAYLAND R. HICKS
Vice Chairman and
Chief Operating Officer

JOHN N. MILNE
President

MICHAEL J. NOLAN
Chief Financial Officer

INVESTOR DATA

STOCK LISTING
United Rentals common stock
is listed on the New York Stock
Exchange (ticker symbol: URI)

TRANSFER AGENT
American Stock Transfer
& Trust Company
40 Wall Street
New York, NY 10005

AUDITOR
Ernst & Young LLP
99 Wood Avenue South
Iselin, NJ 08830

CORPORATE HEADQUARTERS
United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06830
Phone: (203) 622-3131
Fax: (203) 622-6080
E-mail: investors@unitedrentals.com
www.unitedrentals.com

ANNUAL MEETING
Hyatt Regency Greenwich
1800 East Putnam Avenue
Old Greenwich, CT 06870
June 5, 2002 at 3:00 p.m.

If you would like a copy of the Company's Annual Report on Form 10-K, you may obtain it without charge by writing to:
Secretary
United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06830

UNITED RENTALS

ive Greenwich Office Park
reenwich, CT 06830
203) 622-3131
www.unitedrentals.com



United Rentals